English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2020 and 2019 and

Independent Auditors’ Review Report

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勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three months ended September 30, 2020 and 2019 and for the nine months ended September 30, 2020 and 2019, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of September 30, 2020 and 2019, its consolidated financial performance for the three months ended September 30, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2020 and 2019 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

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The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 10, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

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Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2020 (Reviewed)		December 31, 2019 (Audited)		September 30, 2019 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$604,195,113	23	$455,399,336	20	$452,430,300	21
Financial assets at fair value through profit or loss (Note 7)	2,526,481	-	326,839	-	322,089	-
Financial assets at fair value through other comprehensive income (Note 8)	128,608,752	5	127,396,577	6	132,133,452	6
Financial assets at amortized cost (Note 9)	7,090,162	-	299,884	-	-	-
Hedging financial assets (Note 10)	-	-	25,884	-	37,003	-
Notes and accounts receivable, net (Note 11)	161,700,332	6	138,908,589	6	144,240,857	7
Receivables from related parties (Note 31)	877,765	-	862,070	-	1,180,780	-
Other receivables from related parties (Note 31)	40,773	-	51,653	-	56,581	-
Inventories (Note 12)	109,509,486	4	82,981,196	4	96,685,730	5
Other financial assets (Note 32)	9,647,119	1	11,041,091	-	17,714,646	1
Other current assets	5,477,935	-	5,320,795	-	4,625,998	-

Total current assets	1,029,673,918	39	822,613,914	36	849,427,436	40

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	4,305,357	-	4,124,337	-	4,026,516	-
Financial assets at amortized cost (Note 9)	4,508,201	-	7,348,914	-	7,914,087	-
Investments accounted for using equity method (Note 13)	17,701,081	1	18,698,788	1	18,193,969	1
Property, plant and equipment (Note 14)	1,504,438,119	57	1,352,377,405	60	1,197,955,298	56
Right-of-use assets (Note 15)	20,824,081	1	17,232,402	1	17,506,826	1
Intangible assets (Note 16)	26,339,513	1	20,653,028	1	18,093,573	1
Deferred income tax assets (Note 4)	22,505,789	1	17,928,358	1	17,179,511	1
Refundable deposits	1,274,044	-	2,084,968	-	2,256,399	-
Other noncurrent assets	4,002,111	-	1,742,918	-	1,680,835	-

Total noncurrent assets	1,605,898,296	61	1,442,191,118	64	1,284,807,014	60

TOTAL	$2,635,572,214	100	$2,264,805,032	100	$2,134,234,450	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$155,377,630	6	$118,522,290	5	$85,573,710	4
Financial liabilities at fair value through profit or loss (Note 7)	1,445,911	-	982,349	-	497,911	-
Hedging financial liabilities (Note 10)	11,839	-	1,798	-	23,852	-
Accounts payable	38,909,171	1	38,771,066	2	35,320,208	2
Payables to related parties (Note 31)	1,983,175	-	1,434,900	-	1,638,009	-
Salary and bonus payable	17,511,612	1	16,272,353	1	13,573,620	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Note 28)	26,584,817	1	23,648,903	1	16,271,091	1
Payables to contractors and equipment suppliers	100,637,031	4	140,810,703	6	93,441,774	4
Cash dividends payable (Note 21)	129,651,902	5	129,651,902	6	116,686,712	5
Income tax payable (Note 4)	33,705,272	1	32,466,156	1	33,205,431	2
Long-term liabilities - current portion (Notes 18 and 29)	2,600,000	-	31,800,000	1	31,800,000	1
Accrued expenses and other current liabilities (Notes 15, 20, 22 and 29)	79,823,363	3	56,373,281	3	66,748,807	3

Total current liabilities	588,241,723	22	590,735,701	26	494,781,125	23

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 29)	227,045,434	9	25,100,000	1	25,100,000	1
Long-term bank loans (Notes 19 and 29)	982,449	-	-	-	-	-
Deferred income tax liabilities (Note 4)	1,022,263	-	344,393	-	115,856	-
Lease liabilities (Notes 15 and 29)	19,180,809	1	15,041,833	1	15,031,539	1
Net defined benefit liability (Note 4)	8,384,974	-	9,182,496	-	9,417,475	1
Guarantee deposits (Notes 20 and 29)	167,727	-	176,904	-	210,198	-
Others	2,280,460	-	2,128,279	-	2,081,256	-

Total noncurrent liabilities	259,064,116	10	51,973,905	2	51,956,324	3

Total liabilities	847,305,839	32	642,709,606	28	546,737,449	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,303,805	10	259,303,805	11	259,303,805	12
Capital surplus (Note 21)	56,339,982	2	56,339,709	3	56,320,929	3
Retained earnings (Note 21)
Appropriated as legal capital reserve	311,146,899	12	311,146,899	14	311,146,899	15
Appropriated as special capital reserve	36,757,795	1	10,675,106	-	7,385,940	-
Unappropriated earnings	1,166,071,694	44	1,011,512,974	45	963,373,599	45
	1,513,976,388	57	1,333,334,979	59	1,281,906,438	60
Others (Note 21)	(42,259,146)	(1)	(27,568,369)	(1)	(10,675,106)	(1)

Equity attributable to shareholders of the parent	1,787,361,029	68	1,621,410,124	72	1,586,856,066	74

NON - CONTROLLING INTERESTS	905,346	-	685,302	-	640,935	-

Total equity	1,788,266,375	68	1,622,095,426	72	1,587,497,001	74

TOTAL	$2,635,572,214	100	$2,264,805,032	100	$2,134,234,450	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 22, 31 and 37)	$356,426,204	100	$293,045,439	100	$977,721,754	100	$752,748,383	100

COST OF REVENUE (Notes 12, 28, 31 and 35)	165,945,534	47	153,613,278	52	461,764,078	47	419,290,867	56

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	190,480,670	53	139,432,161	48	515,957,676	53	333,457,516	44

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	12,826	-	(19,727)	-	(63,881)	-	42,535	-

GROSS PROFIT	190,493,496	53	139,412,434	48	515,893,795	53	333,500,051	44

OPERATING EXPENSES (Notes 28 and 31)
Research and development	29,683,751	8	23,972,076	8	79,545,677	8	65,783,115	9
General and administrative	9,272,555	2	5,810,048	2	22,070,021	2	14,239,040	2
Marketing	1,935,049	1	1,596,829	1	5,119,412	1	4,539,806	-

Total operating expenses	40,891,355	11	31,378,953	11	106,735,110	11	84,561,961	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 28)	445,208	-	(146,189)	-	504,839	-	(480,722)	-

INCOME FROM OPERATIONS (Note 37)	150,047,349	42	107,887,292	37	409,663,524	42	248,457,368	33

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	833,165	-	915,714	-	2,237,890	-	1,977,740	-
Interest income (Note 23)	1,897,963	1	3,916,098	1	7,365,394	1	12,871,791	2
Other income	117,634	-	2,025	-	461,558	-	246,455	-
Foreign exchange gain (loss), net (Note 34)	(3,549,939)	(1)	1,038,425	-	(394,836)	-	530,496	-
Finance costs (Note 24)	(373,164)	-	(843,434)	-	(1,312,873)	-	(2,607,250)	-
Other gains and losses, net (Note 25)	6,150,995	2	(579,849)	-	5,649,162	-	(413,237)	-

Total non-operating income and expenses	5,076,654	2	4,448,979	1	14,006,295	1	12,605,995	2

INCOME BEFORE INCOME TAX	155,124,003	44	112,336,271	38	423,669,819	43	261,063,363	35

INCOME TAX EXPENSE (Notes 4 and 26)	17,745,852	5	11,233,817	3	48,336,261	5	31,797,748	5

NET INCOME	137,378,151	39	101,102,454	35	375,333,558	38	229,265,615	30

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 21 and 26)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	100,021	-	(9,015)	-	78,311	-	219,784	-
Gain (loss) on hedging instruments	65,691	-	(87,427)	-	22,942	-	(75,421)	-
Share of other comprehensive income (loss) of associates	6,680	-	(3,333)	-	3,211	-	(14,219)	-
Income tax benefit related to items that will not be reclassified subsequently	161	-	15,080	-	627	-	9,586	-

	172,553	-	(84,695)	-	105,091	-	139,730	-

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(5,473,167)	(2)	(3,286,794)	(2)	(17,163,363)	(2)	2,221,268	-
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	(97,724)	-	192,177	-	2,600,675	1	2,576,461	1
Share of other comprehensive loss of associates	(37,064)	-	(45,563)	-	(213,373)	-	(20,328)	-

	(5,607,955)	(2)	(3,140,180)	(2)	(14,776,061)	(1)	4,777,401	1

Other comprehensive income (loss) for the period, net of income tax	(5,435,402)	(2)	(3,224,875)	(2)	(14,670,970)	(1)	4,917,131	1

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$131,942,749	37	$97,877,579	33	$360,662,588	37	$234,182,746	31

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$137,310,040	39	$101,069,886	34	$375,118,953	38	$229,228,587	30
Non-controlling interests	68,111	-	32,568	1	214,605	-	37,028	-

	$137,378,151	39	$101,102,454	35	$375,333,558	38	$229,265,615	30

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$131,874,689	37	$97,844,981	33	$360,447,417	37	$234,145,635	31
Non-controlling interests	68,060	-	32,598	-	215,171	-	37,111	-

	$131,942,749	37	$97,877,579	33	$360,662,588	37	$234,182,746	31

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2020	2019	2020	2019
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$5.30	$3.90	$14.47	$8.84
Diluted earnings per share	$5.30	$3.90	$14.47	$8.84

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2020	25,930,380	$259,303,805	$56,339,709	$311,146,899	$10,675,106	$1,011,512,974	$1,333,334,979	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)	$1,621,410,124	$685,302	$1,622,095,426

Appropriations of earnings
Special capital reserve	-	-	-	-	26,082,689	(26,082,689)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(194,477,853)	(194,477,853)	-	-	-	-	-	(194,477,853)	-	(194,477,853)
Total	-	-	-	-	26,082,689	(220,560,542)	(194,477,853)	-	-	-	-	-	(194,477,853)	-	(194,477,853)

Net income for the nine months ended September 30, 2020	-	-	-	-	-	375,118,953	375,118,953	-	-	-	-	-	375,118,953	214,605	375,333,558

Other comprehensive income (loss) for the nine months ended September 30, 2020, net of income tax	-	-	-	-	-	-	-	(17,376,530)	2,682,052	22,942	-	(14,671,536)	(14,671,536)	566	(14,670,970)

Total comprehensive income (loss) for the nine months ended September 30, 2020	-	-	-	-	-	375,118,953	375,118,953	(17,376,530)	2,682,052	22,942	-	(14,671,536)	360,447,417	215,171	360,662,588

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	309	309	-	(309)	-	-	(309)	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(19,122)	-	(19,122)	(19,122)	-	(19,122)

Adjustments to share of changes in equities of associates	-	-	273	-	-	-	-	-	-	-	190	190	463	-	463

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	4,873	4,873

BALANCE, SEPTEMBER 30, 2020	25,930,380	$259,303,805	$56,339,982	$311,146,899	$36,757,795	$1,166,071,694	$1,513,976,388	$(44,247,930)	$1,988,784	$-	$-	$(42,259,146)	$1,787,361,029	$905,346	$1,788,266,375

BALANCE, JANUARY 1, 2019	25,930,380	$259,303,805	$56,315,932	$276,033,811	$26,907,527	$1,073,706,503	$1,376,647,841	$(12,042,347)	$(3,429,324)	$23,601	$(1,843)	$(15,449,913)	$1,676,817,665	$678,731	$1,677,496,396

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	35,113,088	-	(35,113,088)	-	-	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	(19,521,587)	19,521,587	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(324,129,756)	(324,129,756)	-	-	-	-	-	(324,129,756)	-	(324,129,756)
Total	-	-	-	35,113,088	(19,521,587)	(339,721,257)	(324,129,756)	-	-	-	-	-	(324,129,756)	-	(324,129,756)

Net income for the nine months ended September 30, 2019	-	-	-	-	-	229,228,587	229,228,587	-	-	-	-	-	229,228,587	37,028	229,265,615

Other comprehensive income (loss) for the nine months ended September 30, 2019, net of income tax	-	-	-	-	-	-	-	2,200,994	2,791,580	(75,526)	-	4,917,048	4,917,048	83	4,917,131

Total comprehensive income (loss) for the nine months ended September 30, 2019	-	-	-	-	-	229,228,587	229,228,587	2,200,994	2,791,580	(75,526)	-	4,917,048	234,145,635	37,111	234,182,746

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	159,766	159,766	-	(159,766)	-	-	(159,766)	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	15,682	-	15,682	15,682	-	15,682

Adjustments to share of changes in equities of associates	-	-	4,627	-	-	-	-	-	-	-	1,843	1,843	6,470	110	6,580

From share of changes in equities of subsidiaries	-	-	370	-	-	-	-	-	-	-	-	-	370	(370)	-

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(74,647)	(74,647)

BALANCE, SEPTEMBER 30, 2019	25,930,380	$259,303,805	$56,320,929	$311,146,899	$7,385,940	$963,373,599	$1,281,906,438	$(9,841,353)	$(797,510)	$(36,243)	$-	$(10,675,106)	$1,586,856,066	$640,935	$1,587,497,001

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$423,669,819	$261,063,363
Adjustments for:
Depreciation expense	228,890,246	215,274,524
Amortization expense	5,272,559	4,077,932
Expected credit losses recognized on investments in debt instruments	4,219	2,651
Finance costs	1,312,873	2,607,250
Share of profits of associates	(2,237,890)	(1,977,740)
Interest income	(7,365,394)	(12,871,791)
Share-based compensation	4,873	1,406
Loss (gain) on disposal or retirement of property, plant and equipment, net	(152,305)	866,235
Loss on disposal of intangible assets, net	599	2,377
Impairment loss (reversal of impairment loss) on property, plant and equipment	10,159	(301,384)
Loss (gain) on financial instruments at fair value through profit or loss, net	(2,360)	958,084
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(1,327,251)	(499,147)
Loss from disposal of subsidiaries	-	4,598
Unrealized (realized) gross profit on sales to associates	63,881	(42,535)
Loss (gain) on foreign exchange, net	(741,378)	737,001
Dividend income	(452,570)	(246,455)
Gain arising from fair value hedges, net	-	(12,976)
Loss (gain) on lease modification	(461)	344
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,852,218)	386,157
Notes and accounts receivable, net	(24,302,814)	(21,531,168)
Receivables from related parties	(15,695)	(596,368)
Other receivables from related parties	16,779	8,447
Inventories	(26,528,290)	6,545,246
Other financial assets	2,432,568	627,837
Other current assets	(287,297)	570,899
Accounts payable	329,534	1,603,615
Payables to related parties	548,275	261,510
Salary and bonus payable	1,239,259	(897,752)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	2,935,914	(7,710,063)
Accrued expenses and other current liabilities	13,765,279	1,476,118
Net defined benefit liability	(797,522)	(233,930)
Cash generated from operations	614,433,391	450,154,285
Income taxes paid	(50,897,763)	(37,969,958)

Net cash generated by operating activities	563,535,628	412,184,327

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$-	$(124,748)
Financial assets at fair value through other comprehensive income	(185,627,184)	(200,490,462)
Financial assets at amortized cost	(4,302,770)	(313,958)
Property, plant and equipment	(418,563,711)	(290,412,611)
Intangible assets	(8,704,239)	(4,424,453)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	-	2,418,153
Financial assets at fair value through other comprehensive income	191,760,590	173,955,646
Financial assets at amortized cost	-	14,349,190
Property, plant and equipment	405,716	218,362
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	51,045	-
Derecognition of hedging financial instruments	(322,035)	(452,455)
Interest received	7,966,157	13,254,770
Proceeds from government grants - property, plant and equipment	606,038	2,565,338
Proceeds from government grants - land use right and others	22,005	850,623
Other dividends received	550,076	246,455
Dividends received from investments accounted for using equity method	2,746,144	1,718,954
Increase in prepayments for leases	(2,198,000)	-
Refundable deposits paid	(313,291)	(1,337,227)
Refundable deposits refunded	1,100,358	781,882

Net cash used in investing activities	(414,823,101)	(287,196,541)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	35,775,039	(3,872,065)
Proceeds from short-term bills payable	7,485,303	-
Repayments of short-term bills payable	(7,500,000)	-
Proceeds from issuance of bonds	206,225,675	-
Repayment of bonds	(31,800,000)	(34,900,000)
Increase in long-term bank loans	1,000,000	-
Payments for transaction costs attributable to the issuance of bonds	(358,053)	-
Repayment of the principal portion of lease liabilities	(2,155,626)	(2,457,970)
Interest paid	(1,625,276)	(3,058,107)
Guarantee deposits received	29,973	52,151
Guarantee deposits refunded	(10,474)	(700,302)
Cash dividends	(194,477,853)	(207,443,044)
Decrease in non-controlling interests	-	(76,053)

Net cash generated (used) in financing activities	12,588,708	(252,455,390)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2020	2019

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(12,505,458)	$2,083,303

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	148,795,777	(125,384,301)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	455,399,336	577,814,601

CASH AND CASH EQUIVALENTS, END OF PERIOD	$604,195,113	$452,430,300

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 10, 2020.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies.

b.	The IFRSs issued by International Accounting Standards Board (IASB) but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018–2020	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

(Concluded)

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2019.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2019.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2020	December 31, 2019	September 30, 2019	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	-	-	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2020	December 31, 2019	September 30, 2019	Note

TSMC	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	c)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)

TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent auditors.

Note b:	The Company established a subsidiary in Japan in January 2020 to expand the design service center for providing engineering support services to customers.

Note c:

Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center.

Note d:	The subsidiary is under liquidation procedures.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2020	December 31, 2019	September 30, 2019

Cash and deposits in banks	$597,060,269	$452,734,378	$446,819,726
Government bonds	4,647,731	2,188,149	2,418,554
Repurchase agreements	1,265,552	-	1,595,882
Commercial paper	1,221,561	476,809	1,596,138

	$604,195,113	$455,399,336	$452,430,300

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2020	December 31, 2019	September 30, 2019

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$2,496,103	$162,155	$152,332
Agency mortgage-backed securities	30,378	40,925	45,649
Convertible bonds	-	123,759	124,108

	$2,526,481	$326,839	$322,089

Financial liabilities

Held for trading
Forward exchange contracts	$1,445,911	$982,349	$497,911

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2020

Sell NT$	October 2020 to March 2021	NT$165,325,463
Sell JPY	October 2020 to November 2020	JPY100,765,250
Sell US$	October 2020 to December 2020	US$838,405

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2019

Sell NT$	January 2020 to June 2020	NT$108,428,027
Sell JPY	January 2020 to February 2020	JPY57,471,581
Sell US$	January 2020 to March 2020	US$529,209

September 30, 2019

Sell NT$	October 2019 to March 2020	NT$52,528,054
Sell JPY	October 2019 to November 2019	JPY48,640,406
Sell US$	October 2019 to December 2019	US$416,513

(Concluded)

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2020	December 31, 2019	September 30, 2019

Investments in debt instruments at FVTOCI
Corporate bonds	$58,950,049	$51,790,045	$54,113,016
Agency bonds/Agency mortgage-backed securities	48,699,955	51,966,460	52,743,788
Government bonds	11,806,156	12,824,223	15,260,645
Asset-backed securities	9,152,592	10,815,849	9,923,553
Commercial paper	-	-	92,450
	128,608,752	127,396,577	132,133,452

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	4,305,357	4,124,337	4,026,516

	$132,914,109	$131,520,914	$136,159,968

Current	$128,608,752	$127,396,577	$132,133,452
Noncurrent	4,305,357	4,124,337	4,026,516

	$132,914,109	$131,520,914	$136,159,968

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All the dividends are from investments held at the end of the reporting period.

For the nine months ended September 30, 2020, the Company did not divest any equity investments designated at FVTOCI. For the nine months ended September 30, 2019, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$873,470 thousand. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$159,766 thousand were transferred to increase retained earnings.

As of September 30, 2020 and 2019, the cumulative loss allowance for expected credit loss of NT$33,932 thousand and NT$37,781 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2020	December 31, 2019	September 30, 2019

Corporate bonds	$11,605,781	$7,651,727	$7,917,118
Less: Allowance for impairment loss	(7,418)	(2,929)	(3,031)

	$11,598,363	$7,648,798	$7,914,087

Current	$7,090,162	$299,884	$-
Noncurrent	4,508,201	7,348,914	7,914,087

	$11,598,363	$7,648,798	$7,914,087

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	September 30, 2020	December 31, 2019	September 30, 2019

Financial assets - current

Fair value hedges
Interest rate futures contracts	$-	$22,380	$30,291
Cash flow hedges
Forward exchange contracts	-	3,504	6,712

	$-	$25,884	$37,003

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$11,839	$-	$653
Cash flow hedges
Forward exchange contracts	-	1,798	23,199

	$11,839	$1,798	$23,852

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses.

The following tables summarize the information relating to the hedges of interest rate risk.

September 30, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

US treasury bonds interest rate futures contracts	US$	113,900	December 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$7,748,163	$11,839

December 31, 2019

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

US treasury bonds interest rate futures contracts	US$	122,200	March 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$7,364,727	$(22,380)

September 30, 2019

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

US treasury bonds interest rate futures contracts	US$	171,500	December 2019

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$9,846,834	$107,564

The effect for the nine months ended September 30, 2020 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2020	2019

Hedging Instruments
US treasury bonds interest rate futures contracts	$(377,392)	$(216,208)
Hedged Items
Financial assets at FVTOCI	377,392	229,184

	$-	$12,976

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the nine months ended September 30, 2020 and 2019, refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The following tables summarize the information relating to the hedges for foreign currency risk.

December 31, 2019

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	Sell NT$	1,342,392	January 2020	$(3,820)

September 30, 2019

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	Sell NT$	3,147,690	October 2019 to November 2019	$(36,243)

The effect for the nine months ended September 30, 2020 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2020	2019

Hedging Instruments
Forward exchange contracts	$22,942	$(75,421)

Hedged Items
Forecast transaction (capital expenditures)	$(22,942)	$75,421

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2020	December 31, 2019	September 30, 2019

At amortized cost
Notes and accounts receivable	$157,937,980	$135,978,049	$140,818,053
Less: Loss allowance	(371,352)	(325,325)	(29,847)
	157,566,628	135,652,724	140,788,206
At FVTOCI	4,133,704	3,255,865	3,452,651

	$161,700,332	$138,908,589	$144,240,857

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	September 30, 2020	December 31, 2019	September 30, 2019

Not past due	$152,869,171	$126,134,762	$133,409,238
Past due
Past due within 30 days	9,198,369	13,082,080	10,705,928
Past due 31-60 days	1,736	12,794	116,283
Past due 61-120 days	2,310	1,033	17,505
Past due over 121 days	98	3,245	21,750
Less: Loss allowance	(371,352)	(325,325)	(29,847)

	$161,700,332	$138,908,589	$144,240,857

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2020	2019

Balance, beginning of period	$325,325	$7,253
Provision	46,206	22,722
Effect of exchange rate changes	(179)	(128)

Balance, end of period	$371,352	$29,847

For the nine months ended September 30, 2020 and 2019, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	September 30, 2020	December 31, 2019	September 30, 2019

Finished goods	$13,620,691	$8,924,541	$10,095,240
Work in process	72,578,922	51,969,105	65,154,158
Raw materials	14,790,043	16,552,275	16,388,402
Supplies and spare parts	8,519,830	5,535,275	5,047,930

	$109,509,486	$82,981,196	$96,685,730

Write-down of inventories to net realizable value was included in the cost of revenue, as illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Inventory losses	$2,182,303	$323,620	$2,455,986	$46,885

The aforementioned inventory losses exclude wafer contamination losses. Please refer to related losses in Note 35.

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2020	December 31, 2019	September 30, 2019	September 30, 2020	December 31, 2019	September 30, 2019

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,599,651	$9,027,572	$8,717,119	28%	28%	28%

(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2020	December 31, 2019	September 30, 2019	September 30, 2020	December 31, 2019	September 30, 2019

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	$5,788,458	$6,502,174	$6,446,678	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,214,499	1,846,145	1,762,753	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,069,317	1,284,377	1,232,543	35%	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	29,156	38,520	34,876	28%	28%	30%

			$17,701,081	$18,698,788	$18,193,969

(Concluded)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2020	December 31, 2019	September 30, 2019

VIS	$44,611,878	$36,812,923	$29,106,813
Xintec	$13,019,985	$8,958,195	$5,319,276
GUC	$12,138,843	$11,251,774	$11,671,965

14.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2020	December 31, 2019	September 30, 2019

Assets used by the Company	$1,504,410,142	$1,352,313,861	$1,197,885,739
Assets subject to operating leases	27,977	63,544	69,559

	$1,504,438,119	$1,352,377,405	$1,197,955,298

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2020	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279
Additions (deductions)	-	77,864,221	660,847,245	11,947,069	(371,053,563)	379,604,972
Disposals or retirements	-	(40,840)	(4,575,584)	(377,899)	-	(4,994,323)
Transfers from assets subject to operating leases	-	23,142	-	-	-	23,142
Effect of exchange rate changes	(26,732)	(598,690)	(1,999,085)	(100,526)	(87,627)	(2,812,660)

Balance at September 30, 2020	$3,965,066	$515,322,896	$3,540,895,544	$66,080,008	$157,153,896	$4,283,417,410

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2020	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418
Additions	1,140	21,082,267	200,520,703	5,135,311	-	226,739,421
Disposals or retirements	-	(27,084)	(4,355,884)	(376,173)	-	(4,759,141)
Transfers from assets subject to operating leases	-	8,215	-	-	-	8,215
Impairment	-	-	10,159	-	-	10,159
Effect of exchange rate changes	(18,499)	(405,913)	(1,777,880)	(71,512)	-	(2,273,804)

Balance at September 30, 2020	$521,331	$263,716,875	$2,472,663,041	$42,106,021	$-	$2,779,007,268

Carrying amounts at January 1, 2020	$3,453,108	$195,015,673	$608,357,025	$17,192,969	$528,295,086	$1,352,313,861
Carrying amounts at September 30, 2020	$3,443,735	$251,606,021	$1,068,232,503	$23,973,987	$157,153,896	$1,504,410,142

Cost

Balance at January 1, 2019	$4,011,353	$418,151,675	$2,728,760,127	$48,382,279	$172,910,989	$3,372,216,423
Additions	-	17,620,955	137,136,089	5,714,221	183,221,480	343,692,745
Disposals or retirements	-	(59,375)	(12,767,594)	(454,190)	-	(13,281,159)
Transfers from right-of-use assets	-	-	619,779	-	-	619,779
Effect of disposal of subsidiary	-	-	-	(508)	-	(508)
Effect of exchange rate changes	7,463	(764,180)	(2,486,790)	(46,703)	(209,042)	(3,499,252)

Balance at September 30, 2019	$4,018,816	$434,949,075	$2,851,261,611	$53,595,099	$355,923,427	$3,699,748,028

Accumulated depreciation and impairment

Balance at January 1, 2019	$550,575	$217,899,243	$2,049,278,908	$32,525,129	$-	$2,300,253,855
Additions	1,230	19,517,434	189,276,534	4,498,925	-	213,294,123
Disposals or retirements	-	(59,331)	(8,406,415)	(452,988)	-	(8,918,734)
Transfers from right-of-use assets	-	-	20,659	-	-	20,659
Reversal of impairment	-	-	(301,384)	-	-	(301,384)
Effect of disposal of subsidiary	-	-	-	(508)	-	(508)
Effect of exchange rate changes	5,140	(317,164)	(2,162,387)	(11,311)	-	(2,485,722)

Balance at September 30, 2019	$556,945	$237,040,182	$2,227,705,915	$36,559,247	$-	$2,501,862,289

Carrying amounts at January 1, 2019	$3,460,778	$200,252,432	$679,481,219	$15,857,150	$172,910,989	$1,071,962,568
Carrying amounts at September 30, 2019	$3,461,871	$197,908,893	$623,555,696	$17,035,852	$355,923,427	$1,197,885,739

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2019, the Company recognized a reversal of impairment loss of NT$301,384 thousand due to redeployment of certain idle machinery and equipment. Such reversal of impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

Buildings

Cost

Balance at January 1, 2020	$562,610
Disposals or retirements	(311,939)
Transfers to assets used by the Company	(23,142)

Balance at September 30, 2020	$227,529

Accumulated depreciation

Balance at January 1, 2020	$499,066
Additions	14,467
Disposals or retirements	(305,766)
Transfers to assets used by the Company	(8,215)

Balance at September 30, 2020	$199,552

Carrying amounts at January 1, 2020	$63,544
Carrying amounts at September 30, 2020	$27,977

Cost

Balance at January 1, 2019	$562,610

Balance at September 30, 2019	$562,610

Accumulated depreciation

Balance at January 1, 2019	$474,899
Additions	18,152

Balance at September 30, 2019	$493,051

Carrying amounts at January 1, 2019	$87,711
Carrying amounts at September 30, 2019	$69,559

Operating leases relate to leases of buildings with lease terms between 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiry of the lease periods.

The maturity analysis of operating lease payments receivable for the buildings is as follows:

	September 30, 2020	December 31, 2019	September 30, 2019

Year 1	$17,307	$18,450	$26,352
Year 2	16,992	16,992	16,992
Year 3	4,248	16,992	16,992
Year 4	-	-	4,248

	$38,547	$52,434	$64,584

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2020	December 31, 2019	September 30, 2019

Carrying amounts

Land	$18,193,595	$14,064,036	$14,028,317
Buildings	2,588,685	2,351,809	2,370,423
Machinery and equipment	-	775,809	1,066,738
Office equipment	41,801	40,748	41,348

	$20,824,081	$17,232,402	$17,506,826

	Nine Months Ended September 30
	2020	2019

Additions to right-of-use assets	$5,982,843	$474,003

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Depreciation of right-of-use assets
Land	$312,218	$238,027	$918,057	$719,588
Buildings	146,343	115,132	424,510	332,575
Machinery and equipment	193,952	290,929	775,809	893,445
Office equipment	5,753	5,602	17,982	16,641

	$658,266	$649,690	$2,136,358	$1,962,249

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$19,969	$14,001	$57,892	$40,899

b.	Lease liabilities

	September 30, 2020	December 31, 2019	September 30, 2019

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,720,886	$2,275,084	$2,580,646
Noncurrent portion	19,180,809	15,041,833	15,031,539

	$20,901,695	$17,316,917	$17,612,185

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2020	December 31, 2019	September 30, 2019

Land	0.48%-2.14%	0.67%-2.14%	0.70%-2.14%
Buildings	0.54%-3.88%	0.67%-3.88%	0.69%-3.88%
Machinery and equipment	-	3.24%	3.24%
Office equipment	0.35%-3.88%	0.64%-3.88%	0.64%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

The Company leases machinery and equipment for use in operation with lease terms of 2 years. The Company has purchase options to acquire leasehold machinery and equipment at the end of the lease terms. As of September 30, 2020, the aforementioned lease contract has been expired.

d.	Subleases of right-of-use assets

The Company subleases its right-of-use assets for buildings under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	September 30, 2020	December 31, 2019	September 30, 2019

Year 1	$56,473	$58,569	$54,160
Year 2	-	1,885	4,086

	$56,473	$60,454	$58,246

e.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Expenses relating to short-term leases	$636,919	$1,137,710	$2,391,757	$3,931,487
Expenses relating to low-value asset leases	$29	$132	$115	$386
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$36,751	$56,489	$133,905	$154,132

	Nine Months Ended September 30
	2020	2019

Total cash outflow for leases	$5,069,674	$6,031,057

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2020	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333
Additions	-	6,263,480	1,863,640	2,974,885	11,102,005
Disposals or retirements	-	-	(60,467)	-	(60,467)
Effect of exchange rate changes	(139,589)	(3,120)	(5,930)	(485)	(149,124)

Balance at September 30, 2020	$5,553,787	$22,115,311	$34,821,253	$11,277,396	$73,767,747

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305
Additions	-	1,710,904	2,760,196	801,459	5,272,559
Disposals or retirements	-	-	(59,868)	-	(59,868)
Effect of exchange rate changes	-	(3,120)	(3,308)	(334)	(6,762)

Balance at September 30, 2020	$-	$11,531,554	$29,199,087	$6,697,593	$47,428,234

Carrying amounts at January 1, 2020	$5,693,376	$6,031,181	$6,521,943	$2,406,528	$20,653,028
Carrying amounts at September 30, 2020	$5,553,787	$10,583,757	$5,622,166	$4,579,803	$26,339,513

Cost

Balance at January 1, 2019	$5,795,488	$10,974,458	$29,594,483	$7,656,524	$54,020,953
Additions	-	1,768,377	3,076,909	294,096	5,139,382
Disposals or retirements	-	-	(251,659)	-	(251,659)
Effect of exchange rate changes	38,971	1,886	(13,641)	(794)	26,422

Balance at September 30, 2019	$5,834,459	$12,744,721	$32,406,092	$7,949,826	$58,935,098

Accumulated amortization and impairment

Balance at January 1, 2019	$-	$8,756,005	$23,023,498	$5,239,313	$37,018,816
Additions	-	779,997	2,806,987	490,948	4,077,932
Disposals or retirements	-	-	(249,282)	-	(249,282)
Effect of exchange rate changes	-	1,886	(7,072)	(755)	(5,941)

Balance at September 30, 2019	$-	$9,537,888	$25,574,131	$5,729,506	$40,841,525

Carrying amounts at January 1, 2019	$5,795,488	$2,218,453	$6,570,985	$2,417,211	$17,002,137
Carrying amounts at September 30, 2019	$5,834,459	$3,206,833	$6,831,961	$2,220,320	$18,093,573

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2019 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS

	September 30, 2020	December 31, 2019	September 30, 2019

Unsecured loans
Amount	$155,377,630	$118,522,290	$85,573,710
Original loan content
US$ (in thousands)	$1,225,000	$2,370,000	$2,440,000
EUR (in thousands)	3,526,000	1,410,000	290,000
Annual interest rate	(0.11)%-0.46%	0.01%-2.22%	0.01%-2.43%
Maturity date	Due by February 2021	Due by May 2020	Due by February 2020

18.	BONDS PAYABLE

	September 30, 2020	December 31, 2019	September 30, 2019

Domestic unsecured bonds	$143,560,000	$56,900,000	$56,900,000
Overseas unsecured bonds	86,880,000	-	-
Less: Discounts on bonds payable	(794,566)	-	-
Less: Current portion	(2,600,000)	(31,800,000)	(31,800,000)

	$227,045,434	$25,100,000	$25,100,000

The Company issued domestic unsecured bonds for the nine months ended September 30, 2020. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

109-1	A	March 2020 to March 2025	$3,000,000	0.58%	Bullet repayment; interest payable annually
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2035	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

109-3	A	May 2020 to May 2025	$4,500,000	0.55%	Bullet repayment; interest payable annually
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800,000	0.50%	The same as above
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above

(Concluded)

Issuance	Tranche	Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$	1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually

The Company issued overseas unsecured bonds for the nine months ended September 30, 2020. The major terms are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above

19.	LONG-TERM BANK LOANS

September 30, 2020

Unsecured loans	$1,000,000
Less: Discounts on government grants	(17,551)

$982,449

Original loan content
Annual interest rate	0.4%
Maturity date	Due by September 2025

The Company received a preferential interest rate loan from the government, and the loan proceeds are used to fund qualifying capital expenditure.

20.	GUARANTEE DEPOSITS

	September 30, 2020	December 31, 2019	September 30, 2019

Capacity guarantee	$-	$1,499,400	$3,481,230
Others	244,809	230,481	255,634

	$244,809	$1,729,881	$3,736,864

Current portion (classified under accrued expenses and other current liabilities)	$77,082	$1,552,977	$3,526,666
Noncurrent portion	167,727	176,904	210,198

	$244,809	$1,729,881	$3,736,864

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

21.	EQUITY

a.	Capital stock

	September 30, 2020	December 31, 2019	September 30, 2019

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2020, 1,064,373 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,864 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2020	December 31, 2019	September 30, 2019

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	121,843	121,843	121,843
From share of changes in equities of associates	302,507	302,234	287,447
Donations	33,336	33,336	29,343

	$56,339,982	$56,339,709	$56,320,929

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

The amendments to TSMC’s Articles of Incorporation had been approved by TSMC’s shareholders in its meeting held on June 5, 2019, which stipulate that earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting.

TSMC’s amended Articles of Incorporation provide that, when allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2020 and 2019 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020
Board of Directors in its	November 10,	August 11,	May 12,
meeting	2020	2020	2020

Special capital reserve	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2019	of 2019	of 2019	of 2019
Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

The appropriation of 2018 earnings has been approved by TSMC’s shareholders in its meeting held on June 5, 2019. The appropriation and cash dividends per share were as follows:

	Appropriation of Earnings	Cash Dividends Per Share (NT$)

Legal capital reserve	$35,113,088
Special capital reserve	$(11,459,458)
Cash dividends to shareholders	$207,443,044	$8.0

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	(17,163,157)	-	-	-	(17,163,157)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	77,539	-	-	77,539
Debt instruments	-	3,928,369	-	-	3,928,369
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(309)	-	-	(309)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(1,327,251)	-	-	(1,327,251)
Loss allowance adjustments from debt instruments	-	(443)	-	-	(443)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	22,942	-	22,942
Transferred to initial carrying amount of hedged items	-	-	(19,122)	-	(19,122)
Share of other comprehensive income (loss) of associates	(213,373)	3,211	-	-	(210,162)
Share of unearned stock-based employee compensation of associates	-	-	-	190	190
Income tax effect	-	627	-	-	627

Balance, end of period	$(44,247,930)	$1,988,784	$-	$-	$(42,259,146)

	Nine Months Ended September 30, 2019
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(12,042,347)	$(3,429,324)	$23,601	$(1,843)	$(15,449,913)
Exchange differences arising on translation of foreign operations	2,216,619	-	-	-	2,216,619
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	219,752	-	-	219,752
Debt instruments	-	3,067,792	-	-	3,067,792
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(159,766)	-	-	(159,766)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(499,147)	-	-	(499,147)
Loss allowance adjustments from debt instruments	-	7,816	-	-	7,816
Other comprehensive income transferred to profit or loss due to disposal of subsidiary	4,598	-	-	-	4,598
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(75,421)	-	(75,421)
Transferred to initial carrying amount of hedged items	-	-	15,682	-	15,682
Share of other comprehensive income (loss) of associates	(20,223)	(14,219)	(105)	-	(34,547)
Share of unearned stock-based employee compensation of associates	-	-	-	1,843	1,843
Income tax effect	-	9,586	-	-	9,586

Balance, end of period	$(9,841,353)	$(797,510)	$(36,243)	$-	$(10,675,106)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2020	2019	2020	2019

Wafer	$316,550,015	$253,858,860	$863,505,857	$654,788,772
Others	39,876,189	39,186,579	114,215,897	97,959,611

	$356,426,204	$293,045,439	$977,721,754	$752,748,383

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2020	2019	2020	2019

Taiwan	$31,162,816	$23,868,865	$89,095,694	$61,412,025
United States	207,166,135	174,062,231	556,842,220	449,162,468
China	79,045,638	57,798,771	212,605,296	138,796,906
Europe, the Middle East and Africa	17,266,396	17,318,481	51,799,086	48,761,176
Japan	14,951,913	15,442,881	48,918,321	42,042,159
Others	6,833,306	4,554,210	18,461,137	12,573,649

	$356,426,204	$293,045,439	$977,721,754	$752,748,383

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2020	2019	2020	2019

Smartphone	$163,491,238	$144,301,200	$461,266,391	$356,372,335
High Performance Computing	130,404,093	85,300,705	327,513,247	225,502,641
Internet of Things	31,201,283	25,790,650	83,062,919	61,659,122
Automotive	8,791,105	13,143,575	33,245,211	34,730,096
Digital Consumer Electronics	10,820,057	14,078,762	40,611,036	42,890,216
Others	11,718,428	10,430,547	32,022,950	31,593,973

	$356,426,204	$293,045,439	$977,721,754	$752,748,383

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2020	2019	2020	2019

5-nanometer	$25,829,998	$-	$25,829,998	$-
7-nanometer	109,428,962	68,541,892	305,365,603	154,603,230
10-nanometer	766,811	5,077,177	2,770,348	19,015,770
16-nanometer	55,726,975	54,833,514	155,855,314	132,952,431
20-nanometer	2,415,743	2,030,871	6,512,124	7,535,495
28-nanometer	37,682,521	39,855,841	114,161,676	114,525,923
40/45-nanometer	26,360,109	24,624,309	78,505,193	70,680,818
65-nanometer	15,184,482	18,785,556	46,745,439	51,058,823
90-nanometer	7,670,558	6,346,472	22,970,808	18,338,881
0.11/0.13 micron	8,349,281	6,346,471	22,947,184	15,400,815
0.15/0.18 micron	21,894,064	21,831,862	65,173,244	55,425,170
0.25 micron and above	5,240,511	5,584,895	16,668,926	15,251,416

Wafer revenue	$316,550,015	$253,858,860	$863,505,857	$654,788,772

b.	Contract balances

	September 30, 2020	December 31, 2019	September 30, 2019	January 1, 2019

Contract liabilities (classified under accrued expenses and other current liabilities)	$10,807,208	$6,784,323	$12,885,005	$4,684,024

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$412,178 thousand and NT$313,171 thousand for the three months ended September 30, 2020 and 2019, respectively; and NT$4,421,939 thousand and NT$3,787,995 thousand for the nine months ended September 30, 2020 and 2019, respectively.

23.INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Interest income
Bank deposits	$969,406	$2,747,173	$4,341,478	$9,271,535
Financial assets at FVTPL	883	15,075	2,651	339,157
Financial assets at FVTOCI	738,287	936,908	2,443,186	2,524,254
Financial assets at amortized cost	189,387	216,942	578,079	736,845

	$1,897,963	$3,916,098	$7,365,394	$12,871,791

24.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Interest expense
Bank loans	$60,328	$509,047	$474,525	$1,502,559
Corporate bonds	256,406	276,357	645,061	918,184
Lease liabilities	49,517	57,862	177,892	186,026
Others	6,913	168	15,395	481

	$373,164	$843,434	$1,312,873	$2,607,250

25.	OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$400,332	$326,682	$1,327,251	$499,147
Loss on disposal of subsidiaries	-	-	-	(4,598)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	5,612,561	(932,889)	4,104,770	(1,289,813)
Gain (loss) arising from fair value hedges, net	-	(4,850)	-	12,976
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	188	(3,638)	443	(7,816)
Financial assets at amortized cost	(4,219)	-	(4,662)	5,165
Other gains, net	142,133	34,846	221,360	371,702

	$6,150,995	$(579,849)	$5,649,162	$(413,237)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Current income tax expense
Current tax expense recognized in the current period	$19,115,987	$11,340,957	$52,290,738	$32,348,302

Income tax adjustments on prior years	$14,349	$(4,562)	$89,979	$(49,217)
Other income tax adjustments	(34,218)	(17,116)	(113,680)	(19,692)
	19,096,118	11,319,279	52,267,037	32,279,393
Deferred income tax benefit
The origination and reversal of temporary differences	(1,350,266)	(85,462)	(3,930,776)	(481,645)

Income tax expense recognized in profit or loss	$17,745,852	$11,233,817	$48,336,261	$31,797,748

Under the amendment to the R.O.C Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings in 2018 and thereafter used for building or purchasing specific assets or technologies can qualify for deduction when computing the income tax on unappropriated earnings.

For other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Deferred income tax benefit
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$161	$15,080	$627	$9,586

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2018. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Basic EPS	$5.30	$3.90	$14.47	$8.84
Diluted EPS	$5.30	$3.90	$14.47	$8.84

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$137,310,040	25,930,380	$5.30

Three months ended September 30, 2019

Basic/Diluted EPS
Net income available to common shareholders of the parent	$101,069,886	25,930,380	$3.90

Nine months ended September 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$375,118,953	25,930,380	$14.47

Nine months ended September 30, 2019

Basic/Diluted EPS
Net income available to common shareholders of the parent	$229,228,587	25,930,380	$8.84

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$86,576,054	$59,338,430	$210,020,400	$196,529,678
Recognized in operating expenses	6,245,834	6,033,031	18,855,379	18,726,694
Recognized in other operating income and expenses	3,049	6,015	14,467	18,152

	$92,824,937	$65,377,476	$228,890,246	$215,274,524

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

b.Amortization of intangible assets

Recognized in cost of revenue	$1,337,967	$786,959	$3,512,941	$2,229,578
Recognized in operating expenses	570,172	591,867	1,759,618	1,848,354

	$1,908,139	$1,378,826	$5,272,559	$4,077,932

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$729,803	$652,508	$2,069,138	$1,959,637
Defined benefit plans	51,216	64,880	153,658	194,659
	781,019	717,388	2,222,796	2,154,296
Other employee benefits	35,883,467	28,920,482	100,883,978	75,751,192

	$36,664,486	$29,637,870	$103,106,774	$77,905,488

Employee benefits expense summarized by function
Recognized in cost of revenue	$21,551,904	$17,354,798	$61,033,439	$45,929,943
Recognized in operating expenses	15,112,582	12,283,072	42,073,335	31,975,545

	$36,664,486	$29,637,870	$103,106,774	$77,905,488

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Profit sharing bonus to employees	$9,219,036	$6,784,104	$25,182,341	$15,385,033

TSMC’s profit sharing bonus to employees and compensation to directors for 2019 and 2018 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2019	2018
	February 11,	February 19,
Resolution Date of TSMC’s Board of Directors in its meeting	2020	2019

Profit sharing bonus to employees	$23,165,745	$23,570,040
Compensation to directors	$360,404	$349,272

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2019 and 2018, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions

	Nine Months Ended September 30
	2020	2019

Additions of financial assets at FVTOCI	$195,269,785	$205,292,807
Conversion of convertible bonds into equity securities	(120,548)	-
Changes in accrued expenses and other current liabilities	(9,522,053)	(4,802,345)

Payments for acquisition of financial assets at FVTOCI	$185,627,184	$200,490,462

Disposal of financial assets at FVTOCI	$193,363,747	$176,846,506
Changes in other financial assets	(1,603,157)	(2,890,860)

Proceeds from disposal of financial assets at FVTOCI	$191,760,590	$173,955,646

Additions of property, plant and equipment	$379,604,972	$343,692,745
Changes in other financial assets	561,993	435,010
Exchange of assets	(1,148)	(3,287,138)
Changes in payables to contractors and equipment suppliers	38,378,772	(50,412,324)
Transferred to initial carrying amount of hedged items	19,122	(15,682)

Payments for acquisition of property, plant and equipment	$418,563,711	$290,412,611

Additions of intangible assets	$11,102,005	$5,139,382
Changes in other financial assets	8,064	20,731
Changes in account payable	191,429	(735,660)
Changes in accrued expenses and other current liabilities	(2,597,259)	-

Payments for acquisition of intangible assets	$8,704,239	$4,424,453

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2020

Short-term loans	$118,522,290	$35,775,039	$1,080,301	$-	$-	$155,377,630
Bonds payable	56,900,000	174,067,622	(1,327,304)	-	5,116	229,645,434
Long-term bank loans	-	1,000,000	-	-	(17,551)	982,449
Lease liabilities	17,316,917	(2,322,231)	(35,975)	5,765,092	177,892	20,901,695
Guarantee deposits	1,729,881	19,499	6,679	-	(1,511,250)	244,809

Total	$194,469,088	$208,539,929	$(276,299)	$5,765,092	$(1,345,793)	$407,152,017

			Non-cash changes
	Balance as of January 1, 2019	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2019

Short-term loans	$88,754,640	$(3,872,065)	$691,135	$-	$-	$85,573,710
Bonds payable	91,800,000	(34,900,000)	-	-	-	56,900,000
Lease liabilities	19,903,615	(2,477,012)	17,074	(17,518)	186,026	17,612,185
Guarantee deposits	10,189,045	(648,151)	99,800	-	(5,903,830)	3,736,864

Total	$210,647,300	$(41,897,228)	$808,009	$(17,518)	$(5,717,804)	$163,822,759

Note:

Other changes include amortization of short-term bills payable, amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and guarantee deposits refunded to customers by offsetting related accounts receivable.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2020	December 31, 2019	September 30, 2019

Financial assets
FVTPL (Note 1)	$2,526,481	$326,839	$322,089
FVTOCI (Note 2)	137,047,813	134,776,779	139,612,619
Hedging financial assets	-	25,884	37,003
Amortized cost (Note 3)	785,199,805	612,740,640	622,340,999

	$924,774,099	$747,870,142	$762,312,710

Financial liabilities
FVTPL (Note 4)	$1,445,911	$982,349	$497,911
Hedging financial liabilities	11,839	1,798	23,852
Amortized cost (Note 5)	724,649,788	533,581,640	441,053,768

	$726,107,538	$534,565,787	$441,575,531

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans and guarantee deposits.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the corporate treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

The majority of the Company’s revenue is denominated in U.S. dollar and over one-half of its capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to its disadvantage in exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2020 and 2019, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$374,923 thousand and NT$769,310 thousand for the nine months ended September 30, 2020 and 2019, respectively, and decreased its other comprehensive income by NT$250,439 thousand for the nine months ended September 30, 2019, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its short-term loans.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities and classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates, while cash and cash equivalents as well as floating-rate securities may generate less interest income than predicted if interest rates fall. The Company has entered, and may enter in the future, into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movement in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the fair value by NT$3,420,485 thousand and NT$3,239,317 thousand for the nine months ended September 30, 2020 and 2019, respectively. The decreases were composed of NT$3,419,947 thousand decrease and NT$3,238,349 thousand decrease in other comprehensive income, and NT$538 thousand decrease and NT$968 thousand decrease in net income for the nine months ended September 30, 2020 and 2019, respectively.

Majority of the Company’s short-term debts are floating-rate; hence, a rise in interest rates may incur higher interest expense than predicted. Majority of the Company’s long-term debts are fixed-rate and measured at amortized cost; as such, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2020 and 2019, the other comprehensive income would have decreased by NT$419,845 thousand and NT$392,735 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2020, December 31, 2019 and September 30, 2019, the Company’s ten largest customers accounted for 82%, 79% and 77% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers. The credit rating information is supplied by external rating agencies.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the nine months ended September 30, 2020 and 2019, the expected credit loss increases NT$2,825 thousand and NT$2,942 thousand, respectively. The changes are mainly due to investment portfolio adjustment and changes in credit rating of investment securities.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, fixed income investments at FVTPL, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2020

Non-derivative financial liabilities

Short-term loans	$155,385,445	$-	$-	$-	$155,385,445
Accounts payable (including related parties)	40,892,346	-	-	-	40,892,346
Payables to contractors and equipment suppliers	100,637,031	-	-	-	100,637,031
Accrued expenses and other current liabilities	67,218,187	-	-	-	67,218,187
Bonds payable	5,259,633	27,568,371	57,281,164	183,777,751	273,886,919
Long-term bank loans	3,856	340,722	669,444	-	1,014,022
Lease liabilities (including those classified under accrued expenses and other current liabilities)	1,906,375	3,360,703	3,072,876	13,976,150	22,316,104
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	77,082	113,784	53,599	344	244,809
	371,379,955	31,383,580	61,077,083	197,754,245	661,594,863

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	$212,202,521	$-	$-	$-	$212,202,521
Inflows	(214,780,561)	-	-	-	(214,780,561)
	(2,578,040)	-	-	-	(2,578,040)

	$368,801,915	$31,383,580	$61,077,083	$197,754,245	$659,016,823

December 31, 2019

Non-derivative financial liabilities

Short-term loans	$118,562,641	$-	$-	$-	$118,562,641
Accounts payable (including related parties)	40,205,966	-	-	-	40,205,966
Payables to contractors and equipment suppliers	140,810,703	-	-	-	140,810,703
Accrued expenses and other current liabilities	45,760,898	-	-	-	45,760,898
Bonds payable	32,338,853	7,777,715	18,203,601	-	58,320,169
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,475,177	2,782,860	2,484,478	10,947,730	18,690,245
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	1,552,977	121,047	55,501	356	1,729,881
	381,707,215	10,681,622	20,743,580	10,948,086	424,080,503

Derivative financial instruments

Forward exchange contracts
Outflows	141,450,762	-	-	-	141,450,762
Inflows	(141,128,914)	-	-	-	(141,128,914)
	321,848	-	-	-	321,848

	$382,029,063	$10,681,622	$20,743,580	$10,948,086	$424,402,351

September 30, 2019

Non-derivative financial liabilities

Short-term loans	$85,604,168	$-	$-	$-	$85,604,168
Accounts payable (including related parties)	36,958,217	-	-	-	36,958,217
Payables to contractors and equipment suppliers	93,441,774	-	-	-	93,441,774
Accrued expenses and other current liabilities	47,756,491	-	-	-	47,756,491
Bonds payable	32,450,774	3,404,812	22,686,332	-	58,541,918
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,594,300	2,834,940	2,469,297	11,019,173	18,917,710
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	3,526,666	122,702	87,496	-	3,736,864
	302,332,390	6,362,454	25,243,125	11,019,173	344,957,142

Derivative financial instruments

Forward exchange contracts
Outflows	82,587,889	-	-	-	82,587,889
Inflows	(82,309,825)	-	-	-	(82,309,825)
	278,064	-	-	-	278,064

	$302,610,454	$6,362,454	$25,243,125	$11,019,173	$345,235,206

(Concluded)

Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2020

Lease liabilities	$7,008,936	$4,994,353	$1,969,658	$3,203	$13,976,150

December 31, 2019

Lease liabilities	$5,581,116	$3,691,272	$1,600,962	$74,380	$10,947,730

September 30, 2019

Lease liabilities	$5,590,628	$3,681,126	$1,635,848	$111,571	$11,019,173

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,496,103	$-	$2,496,103
Agency mortgage-backed securities	-	30,378	-	30,378

	$-	$2,526,481	$-	$2,526,481

(Continued)

	September 30, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,950,049	$-	$58,950,049
Agency bonds/Agency mortgage-backed securities	-	48,699,955	-	48,699,955
Government bonds	11,620,134	186,022	-	11,806,156
Asset-backed securities	-	9,152,592	-	9,152,592
Investments in equity instruments
Non-publicly traded equity investments	-	66,394	4,238,963	4,305,357
Notes and accounts receivable, net	-	4,133,704	-	4,133,704

	$11,620,134	$121,188,716	$4,238,963	$137,047,813

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,445,911	$-	$1,445,911

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$11,839	$-	$-	$11,839

(Concluded)

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$162,155	$-	$162,155
Convertible bonds	-	-	123,759	123,759
Agency mortgage-backed securities	-	40,925	-	40,925

	$-	$203,080	$123,759	$326,839

Financial assets at FVTOCI

Investments in debt instruments
Agency bonds/Agency mortgage-backed securities	$-	$51,966,460	$-	$51,966,460
Corporate bonds	-	51,790,045	-	51,790,045
Government bonds	12,678,086	146,137	-	12,824,223
Asset-backed securities	-	10,815,849	-	10,815,849
Investments in equity instruments
Non-publicly traded equity investments	-	39,196	4,085,141	4,124,337
Notes and accounts receivable, net	-	3,255,865	-	3,255,865

	$12,678,086	$118,013,552	$4,085,141	$134,776,779

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$22,380	$-	$-	$22,380
Cash flow hedges
Forward exchange contracts	-	3,504	-	3,504

	$22,380	$3,504	$-	$25,884

(Continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$982,349	$-	$982,349

Hedging financial liabilities

Cash flow hedges
Forward exchange contracts	$-	$1,798	$-	$1,798

(Concluded)

	September 30, 2019
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$152,332	$-	$152,332
Convertible bonds	-	-	124,108	124,108
Agency mortgage-backed securities	-	45,649	-	45,649

	$-	$197,981	$124,108	$322,089

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$54,113,016	$-	$54,113,016
Agency bonds/Agency mortgage-backed securities	-	52,743,788	-	52,743,788
Government bonds	15,109,451	151,194	-	15,260,645
Asset-backed securities	-	9,923,553	-	9,923,553
Commercial paper	-	92,450	-	92,450
Investments in equity instruments
Non-publicly traded equity investments	-	43,610	3,982,906	4,026,516
Notes and accounts receivable, net	-	3,452,651	-	3,452,651

	$15,109,451	$120,520,262	$3,982,906	$139,612,619

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$30,291	$-	$-	$30,291
Cash flow hedges
Forward exchange contracts	-	6,712	-	6,712

	$30,291	$6,712	$-	$37,003

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$497,911	$-	$497,911

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$653	$-	$-	$653
Cash flow hedges
Forward exchange contracts	-	23,199	-	23,199

	$653	$23,199	$-	$23,852

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30
	2020	2019

Balance, beginning of period	$4,208,900	$3,910,681
Additions	152,986	277,985
Recognized in profit or loss	(3,821)	-
Recognized in other comprehensive income	48,946	11,950
Disposals and proceeds from return of capital of investments	(51,045)	(75,425)
Transfers out of level 3 (Note)	-	(43,610)
Effect of exchange rate changes	(117,003)	25,433

Balance, end of period	$4,238,963	$4,107,014

Note:	The transfer from Level 3 to Level 2 is because observable market data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds, commercial papers and non-publicly traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

●	Forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.
●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2020, December 31, 2019 and September 30, 2019, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$35,255 thousand, NT$34,843 thousand and NT$34,249 thousand if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are determined by the present value of future cash flow based on a discount rate reflecting issuer’s credit spread and market conditions, combined with the fair value of conversion option estimated by the option pricing model considering recent financing activities of the investee and market transaction prices of the similar companies.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to measure at fair value:

	September 30, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$11,598,363	$11,690,973

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$229,645,434	$229,726,057

	December 31, 2019
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$7,648,798	$7,718,731

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$56,900,000	$57,739,115

	September 30, 2019
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$7,914,087	$7,998,094

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$56,900,000	$57,860,225

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2020	2019	2020	2019

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,281,642	$1,623,191	$5,963,569	$4,195,498

Net revenue from royalties	Associates	$32,361	$56,288	$135,730	$136,994

c.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Related Party Categories

Associates	$1,948,527	$1,762,797	$5,681,777	$4,545,355

d.	Receivables from related parties

		September 30, 2020	December 31, 2019	September 30, 2019

Item	Related Party Name/Categories

Receivables from	GUC	$699,198	$741,898	$897,889
related parties	Xintec	178,567	120,172	282,891

		$877,765	$862,070	$1,180,780

Other receivables	SSMC	$35,443	$46,506	$52,517
from related	VIS	4,466	3,920	3,435
parties	Other associates	864	1,227	629

		$40,773	$51,653	$56,581

e.	Payables to related parties

		September 30, 2020	December 31, 2019	September 30, 2019

Item	Related Party Name/Categories

Payables to related	Xintec	$1,283,751	$736,860	$904,076
parties	SSMC	378,524	487,944	511,252
	VIS	281,953	153,977	212,513
	Other associates	38,947	56,119	10,168

		$1,983,175	$1,434,900	$1,638,009

f.	Others

		Three Months Ended September 30		Nine Months Ended September 30
		2020	2019	2020	2019

Item	Related Party Categories

Manufacturing expenses	Associates	$1,656,472	$1,180,641	$3,478,429	$1,778,150

Research and development expenses	Associates	$61,081	$31,391	$148,350	$77,387

General and administrative expenses	Other related parties	$30,000	$30,000	$90,000	$90,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Short-term employee benefits	$659,042	$512,791	$1,866,405	$1,247,680
Post-employment benefits	483	585	1,790	2,100

	$659,525	$513,376	$1,868,195	$1,249,780

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2020, December 31, 2019 and September 30, 2019, the aforementioned other financial assets amounted to NT$116,956 thousand, NT$114,467 thousand and NT$117,405 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2020, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2020.

c.

On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We cooperated continuously with the Commission to provide the requested information and documents. The Commission subsequently decided to close the investigation in May 2020.

d.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

e.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of September 30, 2020, December 31, 2019 and September 30, 2019 were NT$57,920 thousand, NT$59,976 thousand and NT$62,054 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2020

Financial assets

Monetary items
USD	$6,240,456	28.960		$180,723,613
USD	644,523	6.811	(Note 2)	18,665,381
EUR	39,293	34.005		1,336,143
JPY	161,096,791	0.2742		44,172,740

Financial liabilities

Monetary items
USD	7,348,763	28.960		212,820,173
EUR	4,604,918	34.005		156,590,231
JPY	64,241,355	0.2742		17,614,979

December 31, 2019

Financial assets

Monetary items
USD	4,725,056	29.988		141,694,967
USD	455,984	6.966	(Note 2)	13,674,047
EUR	3,638	33.653		122,418
JPY	72,369,239	0.2751		19,908,778

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$6,018,287	29.988		$180,476,401
EUR	2,551,824	33.653		85,876,547
JPY	101,455,514	0.2751		27,910,412

September 30, 2019

Financial assets

Monetary items
USD	4,741,787	31.027		147,123,438
USD	397,707	7.120	(Note 2)	12,339,660
EUR	2,976	34.027		101,264
JPY	53,721,544	0.2876		15,450,316

Financial liabilities

Monetary items
USD	5,384,075	31.027		167,051,684
EUR	1,121,555	34.027		38,163,156
JPY	59,107,992	0.2876		16,999,458

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2020 and 2019, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	SIGNIFICANT OPERATION LOSSES

On January 19, 2019, the Company discovered a wafer contamination issue in a fab in Taiwan caused by a batch of unqualified photoresist materials. After investigation, the Company immediately stopped using the unqualified materials. An estimated loss of NT$3,400,000 thousand related to this event was recognized in cost of revenue for the three months ended March 31, 2019.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholder

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	38,139,760 6,000,000 436,000	)& )	$ (RMB (US$	34,798,760 5,800,000 350,000	)& )	$ (RMB	20,410,560 4,800,000)	1.5%	The need for long-term financing	$-	Operating capital	$-	-	$-	$61,931,670	$61,931,670
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	89,776,000 3,100,000)		(US$	89,776,000 3,100,000)		(US$	89,776,000 3,100,000)	0.00%	The need for short-term financing	-	Operating capital	-	-	-	392,990,436	392,990,436

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The aggregate amount available for lending to TSMC from TSMC Global shall not exceed the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$446,840,257	$ (US$	2,409,857 83,213)	$ (US$	2,409,857 83,213)	$ (US$	2,409,857 83,213)	$-	0.13%	$446,840,257	Yes	No	No
		TSMC Global	Subsidiary	446,840,257	(US$	86,880,000 3,000,000)	(US$	86,880,000 3,000,000)	(US$	86,880,000 3,000,000)	-	4.86%	446,840,257	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	178,736,103	(JPY	361,944 1,320,000)	(JPY	361,944 1,320,000)	(JPY	361,944 1,320,000)	-	0.02%	178,736,103	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America and TSMC Global shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed ten percent (10%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$475,052	10		$475,052
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	320,628		7	320,628
	Global Investment Holding Inc.	-	〃	11,124	88,706		6	88,706
	W.K. Technology Fund IV	-	〃	806	5,974		2	5,974
	Horizon Ventures Fund	-	〃	-	236		12	236
	Crimson Asia Capital	-	〃	-	62		1	62

TSMC Partners	Non-publicly traded equity investments
	China Walden Venture Investments II, L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	11,957	9	US$	11,957
	Shanghai Walden Venture Capital Enterprise	-	〃	-	US$	10,600	6	US$	10,600
	China Walden Venture Investments III, L.P.	-	〃	-	US$	4,154	4	US$	4,154
	Inpria Corporation	-	〃	1,778	US$	3,600	4	US$	3,600
	Mcube Inc.	-	〃	6,333	-		10	-
	Tela Innovations	-	〃	10,440	-		25	-

TSMC Global	Corporate bond
	Bank of America Corp	-	Financial assets at fair value through other comprehensive income	-	US$	56,108	N/A	US$	56,108
	Citigroup Inc	-	〃	-	US$	45,509	N/A	US$	45,509
	Morgan Stanley	-	〃	-	US$	41,486	N/A	US$	41,486
	Wells Fargo & Co	-	〃	-	US$	35,858	N/A	US$	35,858
	Mitsubishi UFJ Financial Group Inc	-	〃	-	US$	34,854	N/A	US$	34,854
	JPMorgan Chase & Co	-	〃	-	US$	33,905	N/A	US$	33,905
	AbbVie Inc	-	〃	-	US$	33,414	N/A	US$	33,414
	Goldman Sachs Group Inc/The	-	〃	-	US$	30,380	N/A	US$	30,380
	Sumitomo Mitsui Financial Group Inc	-	〃	-	US$	27,353	N/A	US$	27,353
	Bristol-Myers Squibb Co	-	〃	-	US$	21,777	N/A	US$	21,777
	Metropolitan Life Global Funding I	-	〃	-	US$	21,560	N/A	US$	21,560
	Lloyds Banking Group PLC	-	〃	-	US$	21,312	N/A	US$	21,312
	Toyota Motor Credit Corp	-	〃	-	US$	20,442	N/A	US$	20,442
	Mizuho Financial Group Inc	-	〃	-	US$	19,110	N/A	US$	19,110
	Credit Suisse AG/New York NY	-	〃	-	US$	17,670	N/A	US$	17,670
	Athene Global Funding	-	〃	-	US$	17,136	N/A	US$	17,136
	Royal Bank of Canada	-	〃	-	US$	16,222	N/A	US$	16,222
	Macquarie Bank Ltd	-	〃	-	US$	15,916	N/A	US$	15,916
	NatWest Markets PLC	-	〃	-	US$	15,902	N/A	US$	15,902
	Nordea Bank Abp	-	〃	-	US$	15,884	N/A	US$	15,884
	Apple Inc	-	〃	-	US$	15,793	N/A	US$	15,793
	Santander UK PLC	-	〃	-	US$	15,729	N/A	US$	15,729
	BNP Paribas SA	-	〃	-	US$	15,717	N/A	US$	15,717
	Hyundai Capital America	-	〃	-	US$	15,701	N/A	US$	15,701
	BP Capital Markets America Inc	-	〃	-	US$	15,663	N/A	US$	15,663

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toronto-Dominion Bank/The	-	Financial assets at fair value through other comprehensive income	-	US$	15,518	N/A	US$	15,518
	HSBC Holdings PLC	-	〃	-	US$	15,298	N/A	US$	15,298
	Comcast Corp	-	〃	-	US$	14,921	N/A	US$	14,921
	Roper Technologies Inc	-	〃	-	US$	13,490	N/A	US$	13,490
	Banco Santander SA	-	〃	-	US$	13,056	N/A	US$	13,056
	Principal Life Global Funding II	-	〃	-	US$	12,796	N/A	US$	12,796
	Chevron Corp	-	〃	-	US$	12,744	N/A	US$	12,744
	Bank of Nova Scotia/The	-	〃	-	US$	12,124	N/A	US$	12,124
	Equifax Inc	-	〃	-	US$	11,988	N/A	US$	11,988
	UBS Group Funding Switzerland AG	-	〃	-	US$	11,905	N/A	US$	11,905
	American International Group Inc	-	〃	-	US$	11,825	N/A	US$	11,825
	DTE Energy Co	-	〃	-	US$	11,813	N/A	US$	11,813
	US Bancorp	-	〃	-	US$	11,638	N/A	US$	11,638
	Skandinaviska Enskilda Banken AB	-	〃	-	US$	11,618	N/A	US$	11,618
	Societe Generale SA	-	〃	-	US$	11,436	N/A	US$	11,436
	AT&T Inc	-	〃	-	US$	11,409	N/A	US$	11,409
	Equinor ASA	-	〃	-	US$	11,326	N/A	US$	11,326
	American Honda Finance Corp	-	〃	-	US$	11,294	N/A	US$	11,294
	BPCE SA	-	〃	-	US$	10,842	N/A	US$	10,842
	Amazon.com Inc	-	〃	-	US$	10,801	N/A	US$	10,801
	Nationwide Building Society	-	〃	-	US$	10,532	N/A	US$	10,532
	TJX Cos Inc/The	-	〃	-	US$	10,528	N/A	US$	10,528
	Jackson National Life Global Funding	-	〃	-	US$	10,453	N/A	US$	10,453
	BAT Capital Corp	-	〃	-	US$	10,404	N/A	US$	10,404
	Protective Life Global Funding	-	〃	-	US$	10,387	N/A	US$	10,387
	BMW US Capital LLC	-	〃	-	US$	10,160	N/A	US$	10,160
	General Dynamics Corp	-	〃	-	US$	10,023	N/A	US$	10,023
	Shire Acquisitions Investments Ireland DAC	-	〃	-	US$	9,895	N/A	US$	9,895
	CVS Health Corp	-	〃	-	US$	9,839	N/A	US$	9,839
	Verizon Communications Inc	-	〃	-	US$	9,806	N/A	US$	9,806
	NextEra Energy Capital Holdings Inc	-	〃	-	US$	9,755	N/A	US$	9,755
	National Securities Clearing Corp	-	〃	-	US$	9,688	N/A	US$	9,688
	Cox Communications Inc	-	〃	-	US$	9,477	N/A	US$	9,477
	Svenska Handelsbanken AB	-	〃	-	US$	9,469	N/A	US$	9,469
	Sumitomo Mitsui Trust Bank Ltd	-	〃	-	US$	9,393	N/A	US$	9,393
	NIKE Inc	-	〃	-	US$	9,224	N/A	US$	9,224
	Credit Agricole SA/London	-	〃	-	US$	9,210	N/A	US$	9,210
	Banque Federative du Credit Mutuel SA	-	〃	-	US$	9,206	N/A	US$	9,206
	New York Life Global Funding	-	〃	-	US$	9,081	N/A	US$	9,081
	Canadian Imperial Bank of Commerce	-	〃	-	US$	9,052	N/A	US$	9,052
	Bank of Montreal	-	〃	-	US$	9,001	N/A	US$	9,001
	Truist Bank	-	〃	-	US$	8,772	N/A	US$	8,772
	Intuit Inc	-	〃	-	US$	8,493	N/A	US$	8,493
	Inter-American Development Bank	-	〃	-	US$	8,246	N/A	US$	8,246
	Huntington Bancshares Inc/OH	-	〃	-	US$	8,120	N/A	US$	8,120
	Suncorp-Metway Ltd	-	〃	-	US$	8,097	N/A	US$	8,097
	Fiserv Inc	-	〃	-	US$	8,050	N/A	US$	8,050
	Tencent Holdings Ltd	-	〃	-	US$	7,829	N/A	US$	7,829
	Oracle Corp	-	〃	-	US$	7,817	N/A	US$	7,817
	Credit Suisse Group AG	-	〃	-	US$	7,783	N/A	US$	7,783
	AIG Global Funding	-	〃	-	US$	7,766	N/A	US$	7,766

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Exxon Mobil Corp	-	Financial assets at fair value through other comprehensive income	-	US$	7,578	N/A	US$	7,578
	Great-West Lifeco US Finance 2020 LP	-	〃	-	US$	7,423	N/A	US$	7,423
	Prudential Funding LLC	-	〃	-	US$	7,394	N/A	US$	7,394
	BG Energy Capital PLC	-	〃	-	US$	7,305	N/A	US$	7,305
	Altria Group Inc	-	〃	-	US$	7,299	N/A	US$	7,299
	AstraZeneca PLC	-	〃	-	US$	7,278	N/A	US$	7,278
	American Express Co	-	〃	-	US$	7,023	N/A	US$	7,023
	Daimler Finance North America LLC	-	〃	-	US$	6,768	N/A	US$	6,768
	John Deere Capital Corp	-	〃	-	US$	6,602	N/A	US$	6,602
	Scentre Group Trust 1 / Scentre Group Trust 2	-	〃	-	US$	6,566	N/A	US$	6,566
	Capital One Financial Corp	-	〃	-	US$	6,488	N/A	US$	6,488
	ING Groep NV	-	〃	-	US$	6,474	N/A	US$	6,474
	Cigna Corp	-	〃	-	US$	6,431	N/A	US$	6,431
	Bank of New York Mellon Corp/The	-	〃	-	US$	6,252	N/A	US$	6,252
	UnitedHealth Group Inc	-	〃	-	US$	6,220	N/A	US$	6,220
	Macquarie Group Ltd	-	〃	-	US$	6,203	N/A	US$	6,203
	WPP Finance 2010	-	〃	-	US$	6,187	N/A	US$	6,187
	Cargill Inc	-	〃	-	US$	6,170	N/A	US$	6,170
	Reckitt Benckiser Treasury Services PLC	-	〃	-	US$	6,160	N/A	US$	6,160
	UBS Group AG	-	〃	-	US$	6,148	N/A	US$	6,148
	Bayer US Finance II LLC	-	〃	-	US$	6,107	N/A	US$	6,107
	Gilead Sciences Inc	-	〃	-	US$	6,045	N/A	US$	6,045
	Dominion Energy Gas Holdings LLC	-	〃	-	US$	6,038	N/A	US$	6,038
	Vodafone Group PLC	-	〃	-	US$	5,989	N/A	US$	5,989
	Analog Devices Inc	-	〃	-	US$	5,985	N/A	US$	5,985
	General Electric Co	-	〃	-	US$	5,965	N/A	US$	5,965
	Capital One NA	-	〃	-	US$	5,922	N/A	US$	5,922
	Alabama Power Co	-	〃	-	US$	5,916	N/A	US$	5,916
	Intercontinental Exchange Inc	-	〃	-	US$	5,881	N/A	US$	5,881
	Shell International Finance BV	-	〃	-	US$	5,804	N/A	US$	5,804
	DNB Bank ASA	-	〃	-	US$	5,747	N/A	US$	5,747
	Volkswagen Group of America Finance LLC	-	〃	-	US$	5,636	N/A	US$	5,636
	Intel Corp	-	〃	-	US$	5,593	N/A	US$	5,593
	Thermo Fisher Scientific Inc	-	〃	-	US$	5,537	N/A	US$	5,537
	Microsoft Corp	-	〃	-	US$	5,506	N/A	US$	5,506
	Dominion Energy Inc	-	〃	-	US$	5,496	N/A	US$	5,496
	Barclays Bank PLC	-	〃	-	US$	5,488	N/A	US$	5,488
	Fox Corp	-	〃	-	US$	5,482	N/A	US$	5,482
	BB&T Corp	-	〃	-	US$	5,401	N/A	US$	5,401
	Fifth Third Bancorp	-	〃	-	US$	5,396	N/A	US$	5,396
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	5,362	N/A	US$	5,362
	Sompo International Holdings Ltd	-	〃	-	US$	5,306	N/A	US$	5,306
	Merck & Co Inc	-	〃	-	US$	5,276	N/A	US$	5,276
	Sempra Energy	-	〃	-	US$	5,244	N/A	US$	5,244
	Federation des Caisses Desjardins du Quebec	-	〃	-	US$	5,223	N/A	US$	5,223
	National Bank of Canada	-	〃	-	US$	5,214	N/A	US$	5,214
	Tyson Foods Inc	-	〃	-	US$	5,075	N/A	US$	5,075
	Walt Disney Co/The	-	〃	-	US$	5,054	N/A	US$	5,054
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	-	〃	-	US$	5,004	N/A	US$	5,004
	Five Corners Funding Trust	-	〃	-	US$	5,003	N/A	US$	5,003
	Berkshire Hathaway Energy Co	-	〃	-	US$	4,998	N/A	US$	4,998

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enel Finance International NV	-	Financial assets at fair value through other comprehensive income	-	US$	4,989	N/A	US$	4,989
	Pacific Life Global Funding II	-	〃	-	US$	4,962	N/A	US$	4,962
	Nestle Holdings Inc	-	〃	-	US$	4,939	N/A	US$	4,939
	Danske Bank A/S	-	〃	-	US$	4,903	N/A	US$	4,903
	Keurig Dr Pepper Inc	-	〃	-	US$	4,803	N/A	US$	4,803
	Johnson & Johnson	-	〃	-	US$	4,796	N/A	US$	4,796
	Moody's Corp	-	〃	-	US$	4,705	N/A	US$	4,705
	Eversource Energy	-	〃	-	US$	4,676	N/A	US$	4,676
	Entergy Corp	-	〃	-	US$	4,666	N/A	US$	4,666
	Florida Power & Light Co	-	〃	-	US$	4,614	N/A	US$	4,614
	ERAC USA Finance LLC	-	〃	-	US$	4,536	N/A	US$	4,536
	Ameriprise Financial Inc	-	〃	-	US$	4,426	N/A	US$	4,426
	NiSource Inc	-	〃	-	US$	4,412	N/A	US$	4,412
	Compass Bank	-	〃	-	US$	4,399	N/A	US$	4,399
	MPLX LP	-	〃	-	US$	4,346	N/A	US$	4,346
	PNC Bank NA	-	〃	-	US$	4,340	N/A	US$	4,340
	Citizens Bank NA/Providence RI	-	〃	-	US$	4,317	N/A	US$	4,317
	Exelon Corp	-	〃	-	US$	4,299	N/A	US$	4,299
	Reliance Standard Life Global Funding II	-	〃	-	US$	4,248	N/A	US$	4,248
	National Australia Bank Ltd/New York	-	〃	-	US$	4,230	N/A	US$	4,230
	European Bank for Reconstruction & Development	-	〃	-	US$	4,204	N/A	US$	4,204
	Husky Energy Inc	-	〃	-	US$	4,195	N/A	US$	4,195
	Nomura Holdings Inc	-	〃	-	US$	4,177	N/A	US$	4,177
	Procter & Gamble Co/The	-	〃	-	US$	4,148	N/A	US$	4,148
	Pricoa Global Funding I	-	〃	-	US$	4,130	N/A	US$	4,130
	American Express Credit Corp	-	〃	-	US$	4,125	N/A	US$	4,125
	Delta Air Lines Inc / SkyMiles IP Ltd	-	〃	-	US$	4,089	N/A	US$	4,089
	Alimentation Couche-Tard Inc	-	〃	-	US$	4,082	N/A	US$	4,082
	Standard Chartered PLC	-	〃	-	US$	4,069	N/A	US$	4,069
	Aetna Inc	-	〃	-	US$	4,044	N/A	US$	4,044
	Reynolds American Inc	-	〃	-	US$	3,995	N/A	US$	3,995
	Banco Bilbao Vizcaya Argentaria SA	-	〃	-	US$	3,990	N/A	US$	3,990
	BOC Aviation Ltd	-	〃	-	US$	3,969	N/A	US$	3,969
	Welltower Inc	-	〃	-	US$	3,968	N/A	US$	3,968
	VF Corp	-	〃	-	US$	3,953	N/A	US$	3,953
	Laboratory Corp of America Holdings	-	〃	-	US$	3,880	N/A	US$	3,880
	KeyBank NA/Cleveland OH	-	〃	-	US$	3,869	N/A	US$	3,869
	Monongahela Power Co	-	〃	-	US$	3,811	N/A	US$	3,811
	Verisk Analytics Inc	-	〃	-	US$	3,713	N/A	US$	3,713
	Guardian Life Global Funding	-	〃	-	US$	3,711	N/A	US$	3,711
	Cooperatieve Rabobank UA	-	〃	-	US$	3,685	N/A	US$	3,685
	Diageo Capital PLC	-	〃	-	US$	3,667	N/A	US$	3,667
	GE Capital Funding LLC	-	〃	-	US$	3,651	N/A	US$	3,651
	Ameren Corp	-	〃	-	US$	3,643	N/A	US$	3,643
	UBS AG/London	-	〃	-	US$	3,592	N/A	US$	3,592
	Barclays PLC	-	〃	-	US$	3,542	N/A	US$	3,542
	Westpac Banking Corp	-	〃	-	US$	3,539	N/A	US$	3,539
	Regions Financial Corp	-	〃	-	US$	3,513	N/A	US$	3,513
	Commonwealth Bank of Australia	-	〃	-	US$	3,511	N/A	US$	3,511
	Pfizer Inc	-	〃	-	US$	3,496	N/A	US$	3,496
	AutoZone Inc	-	〃	-	US$	3,460	N/A	US$	3,460

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	HSBC Bank Canada	-	Financial assets at fair value through other comprehensive income	-	US$	3,443	N/A	US$	3,443
	Hewlett Packard Enterprise Co	-	〃	-	US$	3,432	N/A	US$	3,432
	Unilever Capital Corp	-	〃	-	US$	3,414	N/A	US$	3,414
	Swedbank AB	-	〃	-	US$	3,383	N/A	US$	3,383
	Xcel Energy Inc	-	〃	-	US$	3,374	N/A	US$	3,374
	MassMutual Global Funding II	-	〃	-	US$	3,365	N/A	US$	3,365
	ONE Gas Inc	-	〃	-	US$	3,336	N/A	US$	3,336
	CNA Financial Corp	-	〃	-	US$	3,323	N/A	US$	3,323
	East Ohio Gas Co/The	-	〃	-	US$	3,287	N/A	US$	3,287
	Texas Instruments Inc	-	〃	-	US$	3,286	N/A	US$	3,286
	Charles Schwab Corp/The	-	〃	-	US$	3,281	N/A	US$	3,281
	Avangrid Inc	-	〃	-	US$	3,270	N/A	US$	3,270
	Oncor Electric Delivery Co LLC	-	〃	-	US$	3,219	N/A	US$	3,219
	Ralph Lauren Corp	-	〃	-	US$	3,207	N/A	US$	3,207
	Enterprise Products Operating LLC	-	〃	-	US$	3,202	N/A	US$	3,202
	Royal Bank of Scotland Group PLC	-	〃	-	US$	3,187	N/A	US$	3,187
	Novartis Capital Corp	-	〃	-	US$	3,186	N/A	US$	3,186
	Baidu Inc	-	〃	-	US$	3,176	N/A	US$	3,176
	Baxter International Inc	-	〃	-	US$	3,128	N/A	US$	3,128
	Raytheon Technologies Corp	-	〃	-	US$	3,126	N/A	US$	3,126
	DuPont de Nemours Inc	-	〃	-	US$	3,106	N/A	US$	3,106
	Zions Bancorp NA	-	〃	-	US$	3,063	N/A	US$	3,063
	Valero Energy Corp	-	〃	-	US$	3,061	N/A	US$	3,061
	AvalonBay Communities Inc	-	〃	-	US$	3,049	N/A	US$	3,049
	HP Inc	-	〃	-	US$	2,984	N/A	US$	2,984
	MUFG Union Bank NA	-	〃	-	US$	2,973	N/A	US$	2,973
	HCP Inc	-	〃	-	US$	2,957	N/A	US$	2,957
	Philip Morris International Inc	-	〃	-	US$	2,925	N/A	US$	2,925
	Air Products and Chemicals Inc	-	〃	-	US$	2,886	N/A	US$	2,886
	Ventas Realty LP	-	〃	-	US$	2,875	N/A	US$	2,875
	Credit Suisse Group Funding Guernsey Ltd	-	〃	-	US$	2,868	N/A	US$	2,868
	Equitable Financial Life Global Funding	-	〃	-	US$	2,837	N/A	US$	2,837
	Nuveen Finance LLC	-	〃	-	US$	2,822	N/A	US$	2,822
	Quest Diagnostics Inc	-	〃	-	US$	2,798	N/A	US$	2,798
	Ryder System Inc	-	〃	-	US$	2,796	N/A	US$	2,796
	Duke Energy Corp	-	〃	-	US$	2,790	N/A	US$	2,790
	BAT International Finance PLC	-	〃	-	US$	2,709	N/A	US$	2,709
	Nutrien Ltd	-	〃	-	US$	2,700	N/A	US$	2,700
	Roche Holdings Inc	-	〃	-	US$	2,697	N/A	US$	2,697
	CMS Energy Corp	-	〃	-	US$	2,694	N/A	US$	2,694
	PNC Financial Services Group Inc/The	-	〃	-	US$	2,684	N/A	US$	2,684
	Pinnacle West Capital Corp	-	〃	-	US$	2,671	N/A	US$	2,671
	Kimco Realty Corp	-	〃	-	US$	2,664	N/A	US$	2,664
	Magellan Midstream Partners LP	-	〃	-	US$	2,655	N/A	US$	2,655
	McKesson Corp	-	〃	-	US$	2,622	N/A	US$	2,622
	Empower Finance 2020 LP	-	〃	-	US$	2,533	N/A	US$	2,533
	Berkshire Hathaway Inc	-	〃	-	US$	2,513	N/A	US$	2,513
	Georgia Power Co	-	〃	-	US$	2,505	N/A	US$	2,505
	Northrop Grumman Corp	-	〃	-	US$	2,500	N/A	US$	2,500
	SunTrust Bank/Atlanta GA	-	〃	-	US$	2,494	N/A	US$	2,494
	Chevron USA Inc	-	〃	-	US$	2,493	N/A	US$	2,493

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	State Street Corp	-	Financial assets at fair value through other comprehensive income	-	US$	2,481	N/A	US$	2,481
	Honeywell International Inc	-	〃	-	US$	2,479	N/A	US$	2,479
	Union Pacific Corp	-	〃	-	US$	2,406	N/A	US$	2,406
	Suncor Energy Inc	-	〃	-	US$	2,395	N/A	US$	2,395
	Public Service Electric and Gas Co	-	〃	-	US$	2,318	N/A	US$	2,318
	Health Care Service Corp A Mutual Legal Reserve Co	-	〃	-	US$	2,301	N/A	US$	2,301
	Stryker Corp	-	〃	-	US$	2,292	N/A	US$	2,292
	Caterpillar Financial Services Corp	-	〃	-	US$	2,291	N/A	US$	2,291
	Magna International Inc	-	〃	-	US$	2,283	N/A	US$	2,283
	ITC Holdings Corp	-	〃	-	US$	2,270	N/A	US$	2,270
	QUALCOMM Inc	-	〃	-	US$	2,249	N/A	US$	2,249
	Southern California Edison Co	-	〃	-	US$	2,226	N/A	US$	2,226
	Ingersoll-Rand Luxembourg Finance SA	-	〃	-	US$	2,212	N/A	US$	2,212
	Bank of New Zealand	-	〃	-	US$	2,208	N/A	US$	2,208
	Amphenol Corp	-	〃	-	US$	2,189	N/A	US$	2,189
	ASB Bank Ltd	-	〃	-	US$	2,188	N/A	US$	2,188
	Otis Worldwide Corp	-	〃	-	US$	2,150	N/A	US$	2,150
	WP Carey Inc	-	〃	-	US$	2,092	N/A	US$	2,092
	PayPal Holdings Inc	-	〃	-	US$	2,061	N/A	US$	2,061
	CK Hutchison International 16 Ltd	-	〃	-	US$	2,016	N/A	US$	2,016
	Anthem Inc	-	〃	-	US$	2,014	N/A	US$	2,014
	Shinhan Financial Group Co Ltd	-	〃	-	US$	2,004	N/A	US$	2,004
	Kentucky Utilities Co	-	〃	-	US$	1,999	N/A	US$	1,999
	NetApp Inc	-	〃	-	US$	1,967	N/A	US$	1,967
	Burlington Northern Santa Fe LLC	-	〃	-	US$	1,946	N/A	US$	1,946
	Sydney Airport Finance Co Pty Ltd	-	〃	-	US$	1,934	N/A	US$	1,934
	ANZ New Zealand Int'l Ltd/London	-	〃	-	US$	1,932	N/A	US$	1,932
	Evergy Kansas Central Inc	-	〃	-	US$	1,932	N/A	US$	1,932
	Gulfstream Natural Gas System LLC	-	〃	-	US$	1,920	N/A	US$	1,920
	Appalachian Power Co	-	〃	-	US$	1,916	N/A	US$	1,916
	Public Service Enterprise Group Inc	-	〃	-	US$	1,903	N/A	US$	1,903
	Discover Bank	-	〃	-	US$	1,877	N/A	US$	1,877
	PPL Capital Funding Inc	-	〃	-	US$	1,869	N/A	US$	1,869
	Marathon Petroleum Corp	-	〃	-	US$	1,853	N/A	US$	1,853
	Air Lease Corp	-	〃	-	US$	1,848	N/A	US$	1,848
	McCormick & Co Inc/MD	-	〃	-	US$	1,840	N/A	US$	1,840
	Boston Properties LP	-	〃	-	US$	1,832	N/A	US$	1,832
	Georgia-Pacific LLC	-	〃	-	US$	1,831	N/A	US$	1,831
	International Business Machines Corp	-	〃	-	US$	1,758	N/A	US$	1,758
	Emerson Electric Co	-	〃	-	US$	1,732	N/A	US$	1,732
	Public Service Co of Oklahoma	-	〃	-	US$	1,722	N/A	US$	1,722
	Duke Energy Florida LLC	-	〃	-	US$	1,694	N/A	US$	1,694
	MetLife Inc	-	〃	-	US$	1,690	N/A	US$	1,690
	Toyota Industries Corp	-	〃	-	US$	1,676	N/A	US$	1,676
	CenterPoint Energy Inc	-	〃	-	US$	1,659	N/A	US$	1,659
	Exelon Generation Co LLC	-	〃	-	US$	1,659	N/A	US$	1,659
	Essex Portfolio LP	-	〃	-	US$	1,647	N/A	US$	1,647
	Brookfield Finance Inc	-	〃	-	US$	1,647	N/A	US$	1,647
	Suntory Holdings Ltd	-	〃	-	US$	1,637	N/A	US$	1,637
	Panasonic Corp	-	〃	-	US$	1,626	N/A	US$	1,626
	CenterPoint Energy Resources Corp	-	〃	-	US$	1,618	N/A	US$	1,618
	Midwest Connector Capital Co LLC	-	〃	-	US$	1,615	N/A	US$	1,615

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CK Hutchison International 19 Ltd	-	Financial assets at fair value through other comprehensive income	-	US$	1,604	N/A	US$	1,604
	Marsh & McLennan Cos Inc	-	〃	-	US$	1,596	N/A	US$	1,596
	Public Service Electric & Gas Co	-	〃	-	US$	1,571	N/A	US$	1,571
	AIA Group Ltd	-	〃	-	US$	1,555	N/A	US$	1,555
	Australia & New Zealand Banking Group Ltd/New York NY	-	〃	-	US$	1,554	N/A	US$	1,554
	NTT Finance Corp	-	〃	-	US$	1,548	N/A	US$	1,548
	ABN AMRO Bank NV	-	〃	-	US$	1,536	N/A	US$	1,536
	Virginia Electric & Power Co	-	〃	-	US$	1,503	N/A	US$	1,503
	KEB Hana Bank	-	〃	-	US$	1,502	N/A	US$	1,502
	First Republic Bank/CA	-	〃	-	US$	1,491	N/A	US$	1,491
	Infor Inc	-	〃	-	US$	1,452	N/A	US$	1,452
	Anheuser-Busch InBev Worldwide Inc	-	〃	-	US$	1,436	N/A	US$	1,436
	Daiwa Securities Group Inc	-	〃	-	US$	1,431	N/A	US$	1,431
	Penske Truck Leasing Co Lp / PTL Finance Corp	-	〃	-	US$	1,430	N/A	US$	1,430
	CNOOC Curtis Funding No 1 Pty Ltd	-	〃	-	US$	1,426	N/A	US$	1,426
	Citizens Financial Group Inc	-	〃	-	US$	1,425	N/A	US$	1,425
	Wells Fargo Bank NA	-	〃	-	US$	1,420	N/A	US$	1,420
	Andrew W Mellon Foundation/The	-	〃	-	US$	1,419	N/A	US$	1,419
	Ventas Realty LP / Ventas Capital Corp	-	〃	-	US$	1,389	N/A	US$	1,389
	Pernod Ricard SA	-	〃	-	US$	1,364	N/A	US$	1,364
	Entergy Arkansas LLC	-	〃	-	US$	1,354	N/A	US$	1,354
	Ontario Teachers' Cadillac Fairview Properties Trust	-	〃	-	US$	1,331	N/A	US$	1,331
	Federal Realty Investment Trust	-	〃	-	US$	1,301	N/A	US$	1,301
	Interpublic Group of Cos Inc/The	-	〃	-	US$	1,275	N/A	US$	1,275
	Phillips 66	-	〃	-	US$	1,264	N/A	US$	1,264
	Santander UK Group Holdings PLC	-	〃	-	US$	1,241	N/A	US$	1,241
	Lincoln National Corp	-	〃	-	US$	1,238	N/A	US$	1,238
	PSEG Power LLC	-	〃	-	US$	1,211	N/A	US$	1,211
	Schlumberger Finance Canada Ltd	-	〃	-	US$	1,169	N/A	US$	1,169
	Cleveland Electric Illuminating Co/The	-	〃	-	US$	1,159	N/A	US$	1,159
	APT Pipelines Ltd	-	〃	-	US$	1,150	N/A	US$	1,150
	eBay Inc	-	〃	-	US$	1,147	N/A	US$	1,147
	TransCanada PipeLines Ltd	-	〃	-	US$	1,125	N/A	US$	1,125
	Alexandria Real Estate Equities Inc	-	〃	-	US$	1,114	N/A	US$	1,114
	Cooperatieve Rabobank UA/NY	-	〃	-	US$	1,108	N/A	US$	1,108
	WEC Energy Group Inc	-	〃	-	US$	1,095	N/A	US$	1,095
	Baltimore Gas & Electric Co	-	〃	-	US$	1,068	N/A	US$	1,068
	Entergy Mississippi LLC	-	〃	-	US$	1,062	N/A	US$	1,062
	DH Europe Finance II Sarl	-	〃	-	US$	1,057	N/A	US$	1,057
	USAA Capital Corp	-	〃	-	US$	1,050	N/A	US$	1,050
	Loews Corp	-	〃	-	US$	1,049	N/A	US$	1,049
	Kaiser Foundation Hospitals	-	〃	-	US$	1,045	N/A	US$	1,045
	BBVA USA	-	〃	-	US$	1,043	N/A	US$	1,043
	Kinder Morgan Inc/DE	-	〃	-	US$	1,042	N/A	US$	1,042
	Mondelez International Holdings Netherlands BV	-	〃	-	US$	1,027	N/A	US$	1,027
	Simon Property Group LP	-	〃	-	US$	1,027	N/A	US$	1,027
	Texas Eastern Transmission LP	-	〃	-	US$	1,025	N/A	US$	1,025
	Fortive Corp	-	〃	-	US$	1,012	N/A	US$	1,012
	Toyota Motor Finance Netherlands BV	-	〃	-	US$	1,012	N/A	US$	1,012
	Corp Nacional del Cobre de Chile	-	〃	-	US$	1,002	N/A	US$	1,002
	Southern California Gas Co	-	〃	-	US$	957	N/A	US$	957
	Prudential Financial Inc	-	〃	-	US$	942	N/A	US$	942

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	QNB Finance Ltd	-	Financial assets at fair value through other comprehensive income	-	US$	940	N/A	US$	940
	Mitsubishi UFJ Lease & Finance Co Ltd	-	〃	-	US$	926	N/A	US$	926
	Dow Chemical Co/The	-	〃	-	US$	922	N/A	US$	922
	Woolworths Group Ltd	-	〃	-	US$	872	N/A	US$	872
	Niagara Mohawk Power Corp	-	〃	-	US$	850	N/A	US$	850
	Visa Inc	-	〃	-	US$	843	N/A	US$	843
	Sinopec Capital 2013 Ltd	-	〃	-	US$	838	N/A	US$	838
	Amgen Inc	-	〃	-	US$	793	N/A	US$	793
	PACCAR Financial Corp	-	〃	-	US$	788	N/A	US$	788
	Sky Ltd	-	〃	-	US$	782	N/A	US$	782
	Xylem Inc/NY	-	〃	-	US$	780	N/A	US$	780
	DR Horton Inc	-	〃	-	US$	776	N/A	US$	776
	Nationwide Financial Services Inc	-	〃	-	US$	767	N/A	US$	767
	Rogers Communications Inc	-	〃	-	US$	754	N/A	US$	754
	American Electric Power Co Inc	-	〃	-	US$	751	N/A	US$	751
	Canadian Natural Resources Ltd	-	〃	-	US$	748	N/A	US$	748
	BNZ International Funding Ltd/London	-	〃	-	US$	746	N/A	US$	746
	Warner Media LLC	-	〃	-	US$	736	N/A	US$	736
	AXA Equitable Holdings Inc	-	〃	-	US$	727	N/A	US$	727
	Abbott Laboratories	-	〃	-	US$	707	N/A	US$	707
	BAE Systems Holdings Inc	-	〃	-	US$	702	N/A	US$	702
	Digital Realty Trust LP	-	〃	-	US$	680	N/A	US$	680
	Cummins Inc	-	〃	-	US$	663	N/A	US$	663
	Carlisle Cos Inc	-	〃	-	US$	657	N/A	US$	657
	Entergy Louisiana LLC	-	〃	-	US$	642	N/A	US$	642
	American Water Capital Corp	-	〃	-	US$	637	N/A	US$	637
	Western Union Co/The	-	〃	-	US$	634	N/A	US$	634
	Glencore Funding LLC	-	〃	-	US$	629	N/A	US$	629
	Ohio Power Co	-	〃	-	US$	629	N/A	US$	629
	OneBeacon US Holdings Inc	-	〃	-	US$	625	N/A	US$	625
	Archer-Daniels-Midland Co	-	〃	-	US$	613	N/A	US$	613
	Arizona Public Service Co	-	〃	-	US$	601	N/A	US$	601
	Duke Energy Progress LLC	-	〃	-	US$	596	N/A	US$	596
	ViacomCBS Inc	-	〃	-	US$	592	N/A	US$	592
	Evergy Inc	-	〃	-	US$	586	N/A	US$	586
	United Parcel Service Inc	-	〃	-	US$	570	N/A	US$	570
	Fifth Third Bank/Cincinnati OH	-	〃	-	US$	565	N/A	US$	565
	Juniper Networks Inc	-	〃	-	US$	559	N/A	US$	559
	Aflac Inc	-	〃	-	US$	555	N/A	US$	555
	ABC Inc	-	〃	-	US$	535	N/A	US$	535
	Republic Services Inc	-	〃	-	US$	532	N/A	US$	532
	Realty Income Corp	-	〃	-	US$	525	N/A	US$	525
	TTX Co	-	〃	-	US$	523	N/A	US$	523
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	-	〃	-	US$	522	N/A	US$	522
	Hanwha Energy USA Holdings Corp	-	〃	-	US$	514	N/A	US$	514
	Danone SA	-	〃	-	US$	508	N/A	US$	508
	Met Tower Global Funding	-	〃	-	US$	501	N/A	US$	501
	Duke Energy Carolinas LLC	-	〃	-	US$	472	N/A	US$	472
	United Overseas Bank Ltd	-	〃	-	US$	461	N/A	US$	461
	Target Corp	-	〃	-	US$	454	N/A	US$	454
	Starbucks Corp	-	〃	-	US$	429	N/A	US$	429
	Comerica Bank	-	〃	-	US$	426	N/A	US$	426

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GlaxoSmithKline Capital PLC	-	Financial assets at fair value through other comprehensive income	-	US$	425	N/A	US$	425
	Kilroy Realty LP	-	〃	-	US$	423	N/A	US$	423
	Banco del Estado de Chile	-	〃	-	US$	421	N/A	US$	421
	CBS Corp	-	〃	-	US$	414	N/A	US$	414
	Fidelity National Information Services Inc	-	〃	-	US$	412	N/A	US$	412
	Komatsu Finance America Inc	-	〃	-	US$	411	N/A	US$	411
	Truist Financial Corp	-	〃	-	US$	408	N/A	US$	408
	Newmont Goldcorp Corp	-	〃	-	US$	407	N/A	US$	407
	PepsiCo Inc	-	〃	-	US$	402	N/A	US$	402
	Eaton Electric Holdings LLC	-	〃	-	US$	401	N/A	US$	401
	Canadian Pacific Railway Co	-	〃	-	US$	386	N/A	US$	386
	StanCorp Financial Group Inc	-	〃	-	US$	384	N/A	US$	384
	Enbridge Inc	-	〃	-	US$	379	N/A	US$	379
	Principal Financial Group Inc	-	〃	-	US$	374	N/A	US$	374
	BP Capital Markets PLC	-	〃	-	US$	330	N/A	US$	330
	Total Capital International SA	-	〃	-	US$	321	N/A	US$	321
	Southern Co/The	-	〃	-	US$	318	N/A	US$	318
	CommonSpirit Health	-	〃	-	US$	314	N/A	US$	314
	Chubb INA Holdings Inc	-	〃	-	US$	314	N/A	US$	314
	America Movil SAB de CV	-	〃	-	US$	312	N/A	US$	312
	Alibaba Group Holding Ltd	-	〃	-	US$	308	N/A	US$	308
	Aon Corp	-	〃	-	US$	300	N/A	US$	300
	Johnson Controls International plc	-	〃	-	US$	300	N/A	US$	300
	Mondelez International Inc	-	〃	-	US$	282	N/A	US$	282
	Southern Natural Gas Co LLC / Southern Natural Issuing Corp	-	〃	-	US$	280	N/A	US$	280
	Coca-Cola Co/The	-	〃	-	US$	275	N/A	US$	275
	Huntington National Bank/The	-	〃	-	US$	257	N/A	US$	257
	EI du Pont de Nemours and Co	-	〃	-	US$	255	N/A	US$	255
	Capital One Bank USA NA	-	〃	-	US$	254	N/A	US$	254
	Aon PLC	-	〃	-	US$	247	N/A	US$	247
	Deere & Co	-	〃	-	US$	218	N/A	US$	218
	Telstra Corp Ltd	-	〃	-	US$	209	N/A	US$	209
	Nucor Corp	-	〃	-	US$	190	N/A	US$	190
	Columbia Property Trust Operating Partnership LP	-	〃	-	US$	105	N/A	US$	105
	United Technologies Corp	-	〃	-	US$	66	N/A	US$	66
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	180,543	N/A	US$	182,227
	Citigroup Global Market Inc.	-	〃	-	US$	99,965	N/A	US$	100,662
	JPMorgan Chase & Co.	-	〃	-	US$	95,068	N/A	US$	95,754
	Goldman Sachs Group Inc/The	-	〃	-	US$	14,923	N/A	US$	15,049
	Industrial and Commercial Bank of China	-	〃	-	US$	9,997	N/A	US$	10,002

	Government bond
	United States Treasury Note/Bond	-	Financial assets at fair value through other comprehensive income	-	US$	401,248	N/A	US$	401,248
	Abu Dhabi Government International Bond	-	〃	-	US$	5,028	N/A	US$	5,028
	Qatar Government International Bond	-	〃	-	US$	1,395	N/A	US$	1,395

	Agency bonds/Agency mortgage-backed securities
	Freddie Mac Multifamily Structured Pass Through Certificates	-	Financial assets at fair value through Profit or Loss	-	US$	1,049	N/A	US$	1,049
	Fannie Mae Pool	-	Financial assets at fair value through other comprehensive income	-	US$	590,437	N/A	US$	590,437
	Ginnie Mae II Pool	-	〃	-	US$	189,190	N/A	US$	189,190
	Fannie Mae or Freddie Mac	-	〃	-	US$	185,071	N/A	US$	185,071

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Freddie Mac Pool	-	Financial assets at fair value through other comprehensive income	-	US$	166,720	N/A	US$	166,720
	Fannie Mae REMICS	-	〃	-	US$	153,074	N/A	US$	153,074
	Freddie Mac REMICS	-	〃	-	US$	142,046	N/A	US$	142,046
	Freddie Mac Gold Pool	-	〃	-	US$	91,252	N/A	US$	91,252
	Ginnie Mae	-	〃	-	US$	87,617	N/A	US$	87,617
	Government National Mortgage Association	-	〃	-	US$	40,110	N/A	US$	40,110
	Fannie Mae-Aces	-	〃	-	US$	19,508	N/A	US$	19,508
	State Board of Administration Finance Corp	-	〃	-	US$	3,590	N/A	US$	3,590
	Korea Hydro & Nuclear Power Co Ltd	-	〃	-	US$	1,960	N/A	US$	1,960
	University of California	-	〃	-	US$	1,939	N/A	US$	1,939
	Federal National Mortgage Association	-	〃	-	US$	1,160	N/A	US$	1,160
	Ginnie Mae I Pool	-	〃	-	US$	1,133	N/A	US$	1,133
	Denver City & County Housing Authority	-	〃	-	US$	1,039	N/A	US$	1,039
	Freddie Mac Strips	-	〃	-	US$	966	N/A	US$	966
	Oregon Health & Science University	-	〃	-	US$	827	N/A	US$	827
	FRESB 2019-SB61 Mortgage Trust	-	〃	-	US$	628	N/A	US$	628
	FHLMC-GNMA	-	〃	-	US$	610	N/A	US$	610
	Freddie Mac Multifamily Structured Pass Through Certificates	-	〃	-	US$	610	N/A	US$	610
	State of Wisconsin	-	〃	-	US$	524	N/A	US$	524
	Brazos Higher Education Authority Inc	-	〃	-	US$	480	N/A	US$	480
	FRESB 2019-SB60 Mortgage Trust	-	〃	-	US$	425	N/A	US$	425
	Freddie Mac Non Gold Pool	-	〃	-	US$	356	N/A	US$	356
	Sales Tax Securitization Corp	-	〃	-	US$	253	N/A	US$	253
	Fannie Mae Benchmark REMIC	-	〃	-	US$	104	N/A	US$	104

	Asset-backed securities
	Hyundai Auto Receivables Trust 2017-A	-	Financial assets at fair value through other comprehensive income	-	US$	8,728	N/A	US$	8,728
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	8,009	N/A	US$	8,009
	Ford Credit Auto Owner Trust 2017-A	-	〃	-	US$	7,439	N/A	US$	7,439
	BANK 2020-BNK26	-	〃	-	US$	7,385	N/A	US$	7,385
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	7,002	N/A	US$	7,002
	CGDBB Commercial Mortgage Trust 2017-BIOC	-	〃	-	US$	6,850	N/A	US$	6,850
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,547	N/A	US$	6,547
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,392	N/A	US$	6,392
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C29	-	〃	-	US$	6,227	N/A	US$	6,227
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,834	N/A	US$	5,834
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,672	N/A	US$	5,672
	COMM 2015-CCRE24 Mortgage Trust	-	〃	-	US$	5,326	N/A	US$	5,326
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,315	N/A	US$	5,315
	BBCMS 2018-TALL Mortgage Trust	-	〃	-	US$	5,281	N/A	US$	5,281
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10	-	〃	-	US$	5,094	N/A	US$	5,094
	MRCD 2019-MARK Mortgage Trust	-	〃	-	US$	4,816	N/A	US$	4,816
	BANK 2019-BNK22	-	〃	-	US$	4,667	N/A	US$	4,667
	Hyundai Auto Receivables Trust 2016-B	-	〃	-	US$	4,525	N/A	US$	4,525
	Mercedes-Benz Auto Lease Trust 2019-B	-	〃	-	US$	4,335	N/A	US$	4,335
	BANK 2017-BNK6	-	〃	-	US$	4,273	N/A	US$	4,273
	BANK 2017-BNK5	-	〃	-	US$	4,270	N/A	US$	4,270
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	-	〃	-	US$	4,258	N/A	US$	4,258
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	4,253	N/A	US$	4,253
	BANK 2019-BNK17	-	〃	-	US$	4,230	N/A	US$	4,230
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	4,073	N/A	US$	4,073
	Enterprise Fleet Financing 2020-1 LLC	-	〃	-	US$	4,061	N/A	US$	4,061

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	JP Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	Financial assets at fair value through other comprehensive income	-	US$	4,018	N/A	US$	4,018
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	3,806	N/A	US$	3,806
	Benchmark 2018-B2 Mortgage Trust	-	〃	-	US$	3,506	N/A	US$	3,506
	UBS-Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,385	N/A	US$	3,385
	GS Mortgage Securities Trust 2012-GC6	-	〃	-	US$	3,202	N/A	US$	3,202
	Enterprise Fleet Financing 2019-2 LLC	-	〃	-	US$	3,159	N/A	US$	3,159
	Ford Credit Auto Lease Trust 2019-B	-	〃	-	US$	3,153	N/A	US$	3,153
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,065	N/A	US$	3,065
	Citigroup Commercial Mortgage Trust 2016-P5	-	〃	-	US$	3,032	N/A	US$	3,032
	Morgan Stanley Capital I Trust 2017-H1	-	〃	-	US$	3,031	N/A	US$	3,031
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	3,031	N/A	US$	3,031
	GM Financial Consumer Automobile Receivables Trust 2017-2	-	〃	-	US$	3,014	N/A	US$	3,014
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,955	N/A	US$	2,955
	Nissan Auto Lease Trust 2019-B	-	〃	-	US$	2,912	N/A	US$	2,912
	Ford Credit Auto Lease Trust 2020-B	-	〃	-	US$	2,862	N/A	US$	2,862
	BANK 2019-BNK24	-	〃	-	US$	2,849	N/A	US$	2,849
	GS Mortgage Securities Corp Trust 2018-RIVR	-	〃	-	US$	2,846	N/A	US$	2,846
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	2,788	N/A	US$	2,788
	BX Commercial Mortgage Trust 2018-IND	-	〃	-	US$	2,761	N/A	US$	2,761
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,700	N/A	US$	2,700
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,650	N/A	US$	2,650
	Ford Credit Auto Owner Trust 2020-REV1	-	〃	-	US$	2,622	N/A	US$	2,622
	American Express Credit Account Master Trust	-	〃	-	US$	2,536	N/A	US$	2,536
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,491	N/A	US$	2,491
	Citibank Credit Card Issuance Trust	-	〃	-	US$	2,318	N/A	US$	2,318
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,241	N/A	US$	2,241
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,234	N/A	US$	2,234
	COMM 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,177	N/A	US$	2,177
	BENCHMARK 2018-B4	-	〃	-	US$	2,176	N/A	US$	2,176
	JPMDB Commercial Mortgage Securities Trust 2017-C7	-	〃	-	US$	2,124	N/A	US$	2,124
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	2,108	N/A	US$	2,108
	Citigroup Commercial Mortgage Trust 2017-P8	-	〃	-	US$	2,099	N/A	US$	2,099
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C31	-	〃	-	US$	2,089	N/A	US$	2,089
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	2,023	N/A	US$	2,023
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,870	N/A	US$	1,870
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,850	N/A	US$	1,850
	GM Financial Consumer Automobile Receivables Trust 2018-1	-	〃	-	US$	1,811	N/A	US$	1,811
	ARI Fleet Lease Trust 2019-A	-	〃	-	US$	1,804	N/A	US$	1,804
	WFRBS Commercial Mortgage Trust 2013-C17	-	〃	-	US$	1,704	N/A	US$	1,704
	COMM 2014-CCRE17 Mortgage Trust	-	〃	-	US$	1,687	N/A	US$	1,687
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	1,638	N/A	US$	1,638
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	1,591	N/A	US$	1,591
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,564	N/A	US$	1,564
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,544	N/A	US$	1,544
	Toyota Auto Receivables 2017-A Owner Trust	-	〃	-	US$	1,508	N/A	US$	1,508
	WFRBS Commercial Mortgage Trust 2013-C14	-	〃	-	US$	1,486	N/A	US$	1,486
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	1,471	N/A	US$	1,471
	Honda Auto Receivables 2017-3 Owner Trust	-	〃	-	US$	1,434	N/A	US$	1,434
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	1,414	N/A	US$	1,414
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,391	N/A	US$	1,391
	Hyundai Auto Lease Securitization Trust 2019-A	-	〃	-	US$	1,373	N/A	US$	1,373

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GM Financial Automobile Leasing Trust 2019-1	-	Financial assets at fair value through other comprehensive income	-	US$	1,368	N/A	US$	1,368
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	1,311	N/A	US$	1,311
	DBGS 2018-BIOD Mortgage Trust	-	〃	-	US$	1,296	N/A	US$	1,296
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	1,250	N/A	US$	1,250
	Nissan Auto Lease Trust 2019-A	-	〃	-	US$	1,250	N/A	US$	1,250
	GS Mortgage Securities Trust 2011-GC3	-	〃	-	US$	1,244	N/A	US$	1,244
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	1,242	N/A	US$	1,242
	Chase Issuance Trust	-	〃	-	US$	1,235	N/A	US$	1,235
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	1,235	N/A	US$	1,235
	Hyundai Auto Receivables Trust 2019-B	-	〃	-	US$	1,228	N/A	US$	1,228
	GM Financial Automobile Leasing Trust 2019-4	-	〃	-	US$	1,222	N/A	US$	1,222
	Hyundai Auto Lease Securitization Trust 2018-A	-	〃	-	US$	1,175	N/A	US$	1,175
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	1,146	N/A	US$	1,146
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	1,122	N/A	US$	1,122
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	1,032	N/A	US$	1,032
	Ford Credit Auto Owner Trust 2017-REV1	-	〃	-	US$	1,030	N/A	US$	1,030
	Ford Credit Auto Lease Trust 2019-A	-	〃	-	US$	1,018	N/A	US$	1,018
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	1,013	N/A	US$	1,013
	WFRBS Commercial Mortgage Trust 2011-C4	-	〃	-	US$	1,013	N/A	US$	1,013
	BBCMS MORTGAGE TRUST 2017-C1	-	〃	-	US$	1,007	N/A	US$	1,007
	Citigroup Commercial Mortgage Trust 2013-GC11	-	〃	-	US$	979	N/A	US$	979
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	950	N/A	US$	950
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	935	N/A	US$	935
	Toyota Auto Receivables 2020-A Owner Trust	-	〃	-	US$	930	N/A	US$	930
	Mercedes-Benz Auto Lease Trust 2018-B	-	〃	-	US$	922	N/A	US$	922
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	921	N/A	US$	921
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	885	N/A	US$	885
	COMM 2015-PC1 Mortgage Trust	-	〃	-	US$	841	N/A	US$	841
	Cantor Commercial Real Estate Lending 2019-CF1	-	〃	-	US$	831	N/A	US$	831
	GM Financial Automobile Leasing Trust 2019-2	-	〃	-	US$	830	N/A	US$	830
	280 Park Avenue 2017-280P Mortgage Trust	-	〃	-	US$	828	N/A	US$	828
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	826	N/A	US$	826
	GM Financial Consumer Automobile 2017-1	-	〃	-	US$	823	N/A	US$	823
	BANK 2017-BNK7	-	〃	-	US$	818	N/A	US$	818
	GS Mortgage Securities Trust 2015-GC34	-	〃	-	US$	808	N/A	US$	808
	Ford Credit Auto Lease Trust	-	〃	-	US$	795	N/A	US$	795
	BANK 2019-BNK23	-	〃	-	US$	777	N/A	US$	777
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	767	N/A	US$	767
	Chesapeake Funding II LLC	-	〃	-	US$	737	N/A	US$	737
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	720	N/A	US$	720
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	710	N/A	US$	710
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	664	N/A	US$	664
	GM Financial Automobile Leasing Trust 2019-3	-	〃	-	US$	658	N/A	US$	658
	Mercedes-Benz Auto Lease Trust 2019-A	-	〃	-	US$	621	N/A	US$	621
	UBS-Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	619	N/A	US$	619
	CFCRE Commercial Mortgage Trust 2011-C1	-	〃	-	US$	617	N/A	US$	617
	GS Mortgage Securities Corp Trust 2020-UPTN	-	〃	-	US$	593	N/A	US$	593
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	529	N/A	US$	529
	CD 2016-CD2 Mortgage Trust	-	〃	-	US$	508	N/A	US$	508
	JP Morgan Chase Commercial Mortgage Securities Trust 2015-JP1	-	〃	-	US$	506	N/A	US$	506
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	472	N/A	US$	472
	DBUBS 2011-LC2 Mortgage Trust	-	〃	-	US$	459	N/A	US$	459

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GS Mortgage Securities Trust 2014-GC26	-	Financial assets at fair value through other comprehensive income	-	US$	407	N/A	US$	407
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	389	N/A	US$	389
	Morgan Stanley Capital I Trust 2016-UB11	-	〃	-	US$	362	N/A	US$	362
	GM Financial Automobile Leasing Trust 2018-3	-	〃	-	US$	337	N/A	US$	337
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5	-	〃	-	US$	222	N/A	US$	222
	Honda Auto Receivables 2020-2 Owner Trust	-	〃	-	US$	186	N/A	US$	186
	Toyota Auto Receivables 2018-B Owner Trust	-	〃	-	US$	183	N/A	US$	183
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	165	N/A	US$	165
	BANK 2020-BNK28	-	〃	-	US$	160	N/A	US$	160
	JPMDB Commercial Mortgage Securities Trust 2016-C2	-	〃	-	US$	127	N/A	US$	127
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	114	N/A	US$	114
	COMM 2014-CCRE15 Mortgage Trust	-	〃	-	US$	47	N/A	US$	47
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36
	Morgan Stanley Bank of America Merrill Lynch Trust 2014-C18	-	〃	-	US$	20	N/A	US$	20

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	79,574	4	US$	79,574

VTAF II	Non-publicly traded equity investments
	Sentelic	-	Financial assets at fair value through other comprehensive income	1,019	US$	2,293	4	US$	2,293
	Aether Systems, Inc.	-	〃	1,085	US$	375	20	US$	375
	5V Technologies, Inc.	-	〃	4	-		-	-

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	-	Financial assets at fair value through other comprehensive income	230	US$	1,863	-	US$	1,863
	Innovium, Inc.	-	〃	221	US$	1,793	-	US$	1,793
	CNEX Labs, Inc.	-	〃	237	US$	479	-	US$	479
	Astera Labs, Inc.	-	〃	127	US$	250	-	US$	250

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Corporate bond
	Bank of America Corp	Financial assets at fair value through other comprehensive income	-	-	-	US$	46,084	-	US$	16,570	-	US$	9,093	US$	8,847	US$	246	-	US$	54,985
	Mitsubishi UFJ Financial Group Inc	〃	-	-	-	US$	21,332	-	US$	16,408	-	US$	3,583	US$	3,565	US$	18	-	US$	34,854
	JPMorgan Chase & Co	〃	-	-	-	US$	20,825	-	US$	11,413	-	US$	3,131	US$	3,100	US$	31	-	US$	29,947
	Wells Fargo & Co	〃	-	-	-	US$	11,864	-	US$	16,706	-	US$	3,512	US$	3,375	US$	137	-	US$	25,899
	Bristol-Myers Squibb Co	〃	-	-	-	US$	21,666	-	US$	25,602	-	US$	25,700	US$	25,547	US$	153	-	US$	21,777
	Metropolitan Life Global Funding I	〃	-	-	-	US$	8,222	-	US$	22,410	-	US$	9,691	US$	9,427	US$	264	-	US$	21,560
	Toyota Motor Credit Corp	〃	-	-	-	US$	-	-	US$	18,775	-	US$	-	US$	-	US$	-	-	US$	19,395
	Mizuho Financial Group Inc	〃	-	-	-	US$	10,307	-	US$	11,556	-	US$	3,036	US$	2,975	US$	61	-	US$	19,110
	Goldman Sachs Group Inc/The	〃	-	-	-	US$	25,789	-	US$	5,834	-	US$	14,009	US$	13,662	US$	347	-	US$	18,175
	Santander UK PLC	〃	-	-	-	US$	8,272	-	US$	11,560	-	US$	4,480	US$	4,322	US$	158	-	US$	15,729
	Hyundai Capital America	〃	-	-	-	US$	3,187	-	US$	12,872	-	US$	406	US$	400	US$	6	-	US$	15,701
	BP Capital Markets America Inc	〃	-	-	-	US$	7,280	-	US$	10,333	-	US$	2,628	US$	2,499	US$	129	-	US$	15,663
	HSBC Holdings PLC	〃	-	-	-	US$	20,102	-	US$	7,239	-	US$	12,105	US$	11,898	US$	207	-	US$	15,298
	Lloyds Banking Group PLC	〃	-	-	-	US$	2,359	-	US$	10,734	-	US$	-	US$	-	US$	-	-	US$	13,325
	Chevron Corp	〃	-	-	-	US$	-	-	US$	13,770	-	US$	1,574	US$	1,530	US$	44	-	US$	12,744
	Royal Bank of Canada	〃	-	-	-	US$	1,004	-	US$	15,844	-	US$	5,082	US$	4,983	US$	99	-	US$	12,216
	US Bancorp	〃	-	-	-	US$	2,028	-	US$	11,094	-	US$	2,000	US$	1,953	US$	47	-	US$	11,638
	AT&T Inc	〃	-	-	-	US$	26,140	-	US$	12,961	-	US$	28,894	US$	27,663	US$	1,231	-	US$	11,409
	American Honda Finance Corp	〃	-	-	-	US$	-	-	US$	11,210	-	US$	-	US$	-	US$	-	-	US$	11,294
	Amazon.com Inc	〃	-	-	-	US$	1,018	-	US$	10,687	-	US$	1,054	US$	976	US$	78	-	US$	10,801
	TJX Cos Inc/The	〃	-	-	-	US$	-	-	US$	12,500	-	US$	3,429	US$	3,150	US$	279	-	US$	10,528
	CVS Health Corp	〃	-	-	-	US$	22,242	-	US$	4,205	-	US$	17,202	US$	16,522	US$	680	-	US$	9,839
	National Securities Clearing Corp	〃	-	-	-	US$	-	-	US$	10,815	-	US$	1,473	US$	1,449	US$	24	-	US$	9,688
	Equinor ASA	〃	-	-	-	US$	-	-	US$	11,811	-	US$	3,052	US$	2,889	US$	163	-	US$	9,582
	NIKE Inc	〃	-	-	-	US$	-	-	US$	10,393	-	US$	1,933	US$	1,830	US$	103	-	US$	9,224
	Exxon Mobil Corp	〃	-	-	-	US$	-	-	US$	17,331	-	US$	10,272	US$	10,025	US$	247	-	US$	7,578
	Fox Corp	〃	-	-	-	US$	7,331	-	US$	10,171	-	US$	12,216	US$	12,059	US$	157	-	US$	5,482
	Walt Disney Co/The	〃	-	-	-	US$	3,246	-	US$	23,391	-	US$	23,016	US$	21,723	US$	1,293	-	US$	5,054
	JPMorgan Chase & Co	〃	-	-	-	US$	7,849	-	US$	7,837	-	US$	11,950	US$	11,819	US$	131	-	US$	3,959
	Hewlett Packard Enterprise Co	〃	-	-	-	US$	10,661	-	US$	3,863	-	US$	11,564	US$	11,142	US$	422	-	US$	3,432
	Wells Fargo & Co	Financial assets at amortized cost	-	-	-	US$	160,098	-	US$	20,630	-	US$	-	US$	-	US$	-	-	US$	180,543
	Citigroup Global Market Inc.	〃	-	-	-	US$	-	-	US$	100,000	-	US$	-	US$	-	US$	-	-	US$	99,965
	JPMorgan Chase & Co.	〃	-	-	-	US$	84,967	-	US$	10,111	-	US$	-	US$	-	US$	-	-	US$	95,068
	Goldman Sachs Group Inc/The	〃	-	-	-	US$	-	-	US$	14,930	-	US$	-	US$	-	US$	-	-	US$	14,923

	Government bond
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	-	-	-	US$	419,942	-	US$	656,005	-	US$	745,548	US$	727,572	US$	17,976	-	US$	351,134
	United States Treasury Note/Bond	〃	-	-	-	US$	-	-	US$	56,689	-	US$	6,663	US$	6,667	US$	(4)	-	US$	50,114

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Agency bonds/Agency mortgage-backed securities
	Fannie Mae or Freddie Mac	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	322,808	-	US$	263,535	US$	263,007	US$	528	-	US$	60,155
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	42,153	-	US$	-	US$	-	US$	-	-	US$	42,281
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	151,606	-	US$	117,094	US$	117,008	US$	86	-	US$	34,589
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	987	-	US$	107,991	-	US$	76,688	US$	76,393	US$	295	-	US$	32,559
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	30,881	-	US$	-	US$	-	US$	-	-	US$	30,836
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	30,870	-	US$	-	US$	-	US$	-	-	US$	30,825
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	29,498	-	US$	-	US$	-	US$	-	-	US$	29,442
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	26,994	-	US$	-	US$	-	US$	-	-	US$	27,118
	FNMA TBA 30 Yr 4.5	〃	-	-	-	US$	20,165	-	US$	281,845	-	US$	280,992	US$	280,615	US$	377	-	US$	21,356
	GNMA II TBA 30 Yr 3.5	〃	-	-	-	US$	10,517	-	US$	284,786	-	US$	275,275	US$	274,991	US$	284	-	US$	20,363
	FNMA TBA 30 Yr 3.5	〃	-	-	-	US$	9,259	-	US$	293,792	-	US$	283,674	US$	283,381	US$	293	-	US$	19,601
	FNMA TBA 30 Yr 4	〃	-	-	-	US$	17,372	-	US$	326,093	-	US$	324,618	US$	324,297	US$	321	-	US$	19,123
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	19,016	-	US$	382	US$	405	US$	(23)	-	US$	18,446
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	18,793	-	US$	1,259	US$	1,341	US$	(82)	-	US$	18,170
	FNMA TBA 30 Yr 3	〃	-	-	-	US$	2,028	-	US$	585,614	-	US$	570,657	US$	569,865	US$	792	-	US$	17,707
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	16,331	-	US$	104	US$	107	US$	(3)	-	US$	16,363
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	17,195	-	US$	1,035	US$	1,036	US$	(1)	-	US$	16,247
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	16,176	-	US$	28	US$	29	US$	(1)	-	US$	16,176
	Freddie Mac	〃	-	-	-	US$	696	-	US$	15,872	-	US$	1,917	US$	2,044	US$	(127)	-	US$	14,644
	GNMA II TBA 30 Yr 3	〃	-	-	-	US$	15,095	-	US$	430,311	-	US$	431,800	US$	431,103	US$	697	-	US$	14,254
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	29,741	-	US$	16,514	US$	16,544	US$	(30)	-	US$	13,136
	Freddie Mac Gold Pool	〃	-	-	-	US$	-	-	US$	12,610	-	US$	1,779	US$	1,864	US$	(85)	-	US$	10,886
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	571,630	-	US$	562,850	US$	561,050	US$	1,800	-	US$	10,620
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	20,897	-	US$	17,367	US$	17,325	US$	42	-	US$	3,577
	GNMA II TBA 30 Yr 4.5	〃	-	-	-	US$	7,496	-	US$	41,493	-	US$	47,952	US$	47,895	US$	57	-	US$	1,098
	GNMA II TBA 30 Yr 4	〃	-	-	-	US$	-	-	US$	29,667	-	US$	28,718	US$	28,602	US$	116	-	US$	1,065
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	30,971	-	US$	31,136	US$	30,964	US$	172	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	10,137	-	US$	10,231	US$	10,123	US$	108	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	19,031	-	US$	19,456	US$	19,002	US$	454	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	13,065	-	US$	13,073	US$	13,044	US$	29	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	11,321	-	US$	11,441	US$	11,320	US$	121	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	13,261	-	US$	-	-	US$	12,741	US$	12,622	US$	119	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	11,248	-	US$	-	-	US$	11,350	US$	11,003	US$	347	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	16,230	-	US$	-	-	US$	16,413	US$	16,148	US$	265	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	18,742	-	US$	18,650	US$	18,742	US$	(92)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	11,962	-	US$	-	-	US$	12,079	US$	11,900	US$	179	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	25,431	-	US$	26,008	US$	25,393	US$	615	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	10,112	-	US$	10,402	US$	10,103	US$	299	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	12,751	-	US$	12,782	US$	12,731	US$	51	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	29,463	-	US$	-	-	US$	29,873	US$	29,355	US$	518	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	40,438	-	US$	-	-	US$	40,787	US$	40,399	US$	388	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	43,455	-	US$	-	-	US$	43,789	US$	43,333	US$	456	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	12,107	-	US$	12,146	US$	12,080	US$	66	-	US$	-
	Freddie Mac Gold Pool	〃	-	-	-	US$	19,392	-	US$	-	-	US$	19,677	US$	19,135	US$	542	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	6,284	-	US$	7,821	-	US$	14,163	US$	14,070	US$	93	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	5,285	-	US$	16,418	-	US$	21,492	US$	21,683	US$	(191)	-	US$	-
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	17,223	-	US$	17,315	US$	17,223	US$	92	-	US$	-
	FNMA TBA 30 Yr 5	〃	-	-	-	US$	3,603	-	US$	58,517	-	US$	62,203	US$	62,121	US$	82	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	12,628	-	US$	-	-	US$	12,111	US$	11,994	US$	117	-	US$	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Fannie Mae Pool	Financial assets at fair value through other comprehensive income	-	-	-	US$	19,901	-	US$	-	-	US$	20,081	US$	19,418	US$	663	-	US$	-
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	24,658	-	US$	24,718	US$	24,658	US$	60	-	US$	-
	Freddie Mac Gold Pool	〃	-	-	-	US$	12,480	-	US$	-	-	US$	12,551	US$	12,132	US$	419	-	US$	-
	FNMA TBA 15 Yr 3	〃	-	-	-	US$	3,073	-	US$	9,656	-	US$	12,739	US$	12,724	US$	15	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	35,024	-	US$	35,439	US$	34,994	US$	445	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	12,270	-	US$	12,345	US$	12,262	US$	83	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	26,299	-	US$	27,107	US$	26,265	US$	842	-	US$	-
	GNMA II Pool MA6155	〃	-	-	-	US$	23,932	-	US$	-	-	US$	23,946	US$	24,029	US$	(83)	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	513	-	US$	13,356	-	US$	13,853	US$	13,849	US$	4	-	US$	-
	GNMA II Pool MA6090	〃	-	-	-	US$	16,840	-	US$	-	-	US$	17,140	US$	16,943	US$	197	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	31,593	-	US$	31,900	US$	31,554	US$	346	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	40,590	-	US$	41,110	US$	40,555	US$	555	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	12,810	-	US$	12,807	US$	12,809	US$	(2)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	27,694	-	US$	27,598	US$	27,659	US$	(61)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	16,122	-	US$	-	-	US$	16,194	US$	16,095	US$	99	-	US$	-

Note:	The ending balance includes the amortization of premium/discount on bonds investments and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities	February 11, 2020 (Note 1)	$47,500,000 (Note 1)	Based on the terms in the purchase order	80 counterparties (Note 1), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
EDS International
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yang Lung-Shih Architect & Associates
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Fab construction & installation of fab facilities	May 12, 2020 (Note 1)	$66,600,000 (Note 1)	Based on the terms in the purchase order	84 counterparties (Note 1), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Obayashi Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
San Min Construction Development
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Fab construction & installation of fab facilities	August 11, 2020 (Note 2)	$57,700,000 (Note2)	Based on the terms in the purchase order	102 counterparties (Note 2), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Obayashi Corporation
Optimax Technology Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
San Min Construction Development
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				United Integrated Services Co., Ltd.
					Versum Materials Taiwan Co., Ltd.
					Weltall Technology Corporation
					Wholetech System Hitech Limited
					Yangtech Engineering Co., Ltd.
					Yankey Engineering Co., Ltd.
					Ying Pao Technology Inc.
					Zhao-Cheng Corp.
TSMC	Buildings and facilities	August 20, 2020	$860,000	Based on the terms in the purchase order	E-Ton Solar Tech Co., LTD	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
VisEra	Fab construction & installation of fab facilities	July 7, 2020	1,680,000	Based on the terms in the purchase order	Li Jin Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

Note 1:	The disclosures are expected information based on the capital appropriation approved by the Board of Directors. The actual information shall be subject to the final purchase order of TSMC.

Note 2:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$560,979,118	57	(Note)	-	(Note)		$102,544,049	67
	GUC	Associate	Sales		4,077,679	-	Net 30 days from the end of the month of when invoice is issued	-	-		555,353	-
	TSMC China	Subsidiary	Purchases		14,972,869	19	Net 30 days from the end of the month of when invoice is issued	-	-		(1,839,080)	4
	TSMC Nanjing	Subsidiary	Purchases		10,392,938	13	Net 30 days from the end of the month of when invoice is issued	-	-		(2,041,221)	4
	WaferTech	Indirect subsidiary	Purchases		6,056,143	8	Net 30 days from the end of the month of when invoice is issued	-	-		(723,385)	2
	SSMC	Associate	Purchases		3,125,140	4	Net 30 days from the end of the month of when invoice is issued	-	-		(378,524)	1
	VIS	Associate	Purchases		2,555,350	3	Net 30 days from the end of the month of when invoice is issued	-	-		(281,953)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	1,217,296 40,953)	-	Net 30 days from invoice date	-	-	(US$	143,457 4,954)	-

VisEra Tech	Xintec	Associate of TSMC	Sales		624,788	12	Net 30 days from the end of the month of when invoice is issued	-	-		178,567	17

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$103,908,684	45		$-	-		$-	$-
	TSMC Nanjing	Subsidiary	272,434		Note 2		-	-		-	-
	GUC	Associate	555,353		34		-	-		-	-

TSMC North America	GUC	Associate of TSMC	(US$	143,902 4,969)	48	(US$	9,820 339)	-	(US$	80,378 2,775)	-
	TSMC	Parent company	127,568		Note 2		-	-		-	-
			(US$	4,405)

TSMC China	TSMC Nanjing	The same parent company	20,533,170		Note 2		-	-		-	-
			(RMB	4,828,835)
	TSMC	Parent company	1,839,080		30		-	-		-	-
			(RMB	432,501)

TSMC Nanjing	TSMC	Parent company	2,041,221		43		-	-		-	-
			(RMB	480,039)

VisEra Tech	Xintec	Associate of TSMC	178,567		44		-	-		-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	270,173 9,329)	Note 2		-	-		-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	723,385 24,978)	41		-	-		-	-
	TSMC Development	Parent company	118,748		Note 2		-	-		-	-
			(US$	4,100)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$560,979,118	-	57%
				Receivables from related parties	102,544,049	-	4%
				Other receivables from related parties	1,364,635	-	-
				Payables to related parties	127,568	-	-
		TSMC Japan	1	Marketing expenses - commission	173,567	-	-
		TSMC Europe	1	Marketing expenses - commission	597,970	-	-
		TSMC China	1	Purchases	14,972,869	-	2%
				Marketing expenses - commission	153,418	-	-
				Payables to related parties	1,839,080	-	-
		TSMC Nanjing	1	Net revenue from royalties	216,620	-	-
				Purchases	10,392,938	-	1%
				Proceeds from disposal of property, plant and equipment	527,134	-	-
				Other receivables from related parties	272,434	-	-
				Payables to related parties	2,041,221	-	-
		TSMC Canada	1	Research and development expenses	254,760	-	-
		TSMC Technology	1	Research and development expenses	2,114,394	-	-
				Payables to related parties	270,173	-	-
		WaferTech	1	Purchases	6,056,143	-	1%
				Payables to related parties	723,385	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	20,533,170	-	1%
2	TSMC Development	WaferTech	3	Other payables from related parties	118,748	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2020				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2020 (Foreign Currencies in Thousands)		December 31, 2019 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$392,990,436	$6,601,379			$6,601,379	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		53,358,271	1,779,532			1,779,532	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,599,651	4,484,449			1,266,326	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		5,974,936	1,645,330			1,430,450	Subsidiary
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,788,458	1,362,114			528,364	Associate
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,555,401	143,670			143,670	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,214,499	896,460			368,163	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,069,317	241,956			84,298	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		519,993	51,451			51,451	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		302,560		-	11	100		292,616	(9,108)			(9,108)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,846		1,318,846	-	98		221,936	(12,410)			(12,162)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		146,200	4,085			4,085	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		260,300		260,300	-	98		99,777	(1,351)			(1,324)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,398	1,556			1,556	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	16,997,748 586,939)	(US$	16,997,748 586,939)	-	100	(US$	30,014,393 1,036,409)	(US$	1,247,165 41,841)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		413,607		413,607	-	100		742,794	97,780			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	25,649)	(US$	3,289)
	TSMC Canada	Ontario, Canada	Engineering support activities		66,608		66,608	2,300	100		248,322	23,672			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	8,575)	(US$	793)
	ISDF	Cayman Islands	Investing in new start-up technology companies		-		-	583	97		-	-			Note2	Subsidiary

	ISDF II	Cayman Islands	Investing in new start-up technology companies		-		-	9,299	97		-	-			Note2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		72,509		72,509	-	100		128,112	(920)			Note2	Subsidiary
				(US$	2,504)	(US$	2,504)			(US$	4,424)	(US$	(31))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	46,143 1,593)	(US$	46,143 1,593)	4,693	28	(US$	29,156 1,007)	(US$	(33,028 (1,089	) ))	Note2	Associate

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	$ (US$	4,407,865 152,205)	$ (US$	1,054,819 35,392)		Note2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2020 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2020 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2020	Accumulated Inward Remittance of Earnings as of September 30, 2020
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$5,281,215	100%	$5,203,928 (Note 2)	$61,802,306	$-

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	9,129,374	100%	9,190,632 (Note 2)	30,265,711	-

Accumulated Investment in Mainland China as of September 30, 2020 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,072,959,825 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

SEPTEMBER 30, 2020

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,864,398	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.37%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.